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EXHIBIT 1

Annual Information Form of Falconbridge Limited dated March 24, 2005

FALCONBRIDGE LIMITED

2004 ANNUAL INFORMATION FORM

March 24, 2005

MARKET FOR SECURITIES OF THE CORPORATION	57
DIRECTORS AND EXECUTIVE OFFICERS	58
Directors	58
Executive Officers	59
AUDIT COMMITTEE	62
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	63
TRANSFER AGENT AND REGISTRAR	65
EXPERTS	65
MATERIAL CONTRACTS	65
ADDITIONAL INFORMATION	65
SCHEDULE	67
Audit Committee — Terms of Reference	67

TECHNICAL GLOSSARY

austenitic stainless steel:    stainless steel with a nickel content of between 4% and 22%.

bankable feasibility study:    means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production.

by-product credits:    all revenues received from by-products.

capacity:    the design number of units which can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions.

CIS:    the Commonwealth of Independent States.

Comex:    The New York Commodity Exchange.

concentrate:    a product containing valuable minerals from which most of the waste material in the ore has been separated.

copper cathode:    flat plate of pure (approximately 99.9%) copper that is the product of electrolytic copper refining or the solvent extraction/electrowinning process.

Defence Logistics Agency:    a United States of America Department of Defence, defence agency. One of the responsibilities of the Defence Logistics Agency is the Defence National Stockpile.

Defence National Stockpile:    the United States of America Strategic and Critical Materials Stock Piling Act mandates that a stockpile of strategic and critical materials be maintained to decrease and preclude, where possible, dependence upon foreign sources of supply in times of national emergency. Authority for management of the operational aspects of the National Defence Stockpile has been delegated to the Defence Logistics Agency, Defence National Stockpile Center.

Eastern Bloc:    Albania, Bulgaria, the CIS, Cuba, the Czech Republic, Hungary, Mongolia, North Korea, the People's Republic of China, Poland, Romania and Slovakia.

Falcondo:    Falconbridge Dominicana, C. por A. The Corporation owns 85.26% of the outstanding shares of Falcondo.

ferronickel:    an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced and prices realized by Falconbridge set forth in this annual information form are expressed in terms of nickel contained in ferronickel.

LME:    the London Metal Exchange.

matte:    a mixture of metal sulphides enriched with nickel, copper, cobalt, silver, gold and platinum group metals.

mill:    a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

mineral reserve:    the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are categorized as follows:

  •
  A "proven mineral reserve" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

  •
  A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

mineral resource:    a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are categorized as follows:

  •
  A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

  •
  An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

  •
  An "inferred mineral resource" is that part of a mineral resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

National Instrument 43-101:    National Instrument 43-101, Standards of Disclosure for Mineral Projects enacted by the Canadian Securities Administrators.

off-warrant nickel stocks:    nickel stocks not held in LME registered warehouses.

ounce:    troy ounce.

platinum group metals:    platinum, palladium, rhodium and related metals present in some nickel/copper ores.

preliminary feasibility study:    a comprehensive study of the viability of a mineral project that has advanced to a stage where a mining method, in the case of underground mining, or a pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a "qualified person", (as defined in National Instrument 43-101), acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

primary nickel:    the nickel contained in products of smelters and refineries which are in a form ready for use by consumers.

refinery:    a plant where concentrates or matte are processed into one or more refined metals.

smelter:    a plant where concentrates are processed into an upgraded product.

tonne:    1,000 kilograms.

Western World:    all countries other than those in the Eastern Bloc.

MINERAL RESERVE AND RESOURCE ESTIMATION

        The definitions of mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource used in this annual information form are from the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004 and which are incorporated in National Instrument 43-101. The disclosure contained in this annual information form with respect to mineral reserves and mineral resources has been compiled in accordance with National Instrument 43-101 under the direction of and verified by Chester M. Moore, the Corporation's Director, Mineral Reserve Estimation and Reporting. Mr. Moore is a member of the Professional Geoscientists of Ontario, with over 30 years of experience as a geologist and is a "qualified person" as defined in National Instrument 43-101. The mineral reserve and mineral resource estimates have been prepared using geostatistical and/or classical methods plus economic and mining parameters appropriate to each deposit. Falconbridge is not aware of any environmental, permitting, legal, taxation, political, marketing or other relevant issue that would materially affect the estimates of the mineral reserves. The mineral resources which are not reserves have reasonable prospects for economic extraction but have not yet had complete formal evaluation, and do not have demonstrated economic viability.

        The economic and mining parameters used in estimating the mineral reserves and mineral resources disclosed in this annual information form include:

        Bulk Density: The factor used to convert volume into tonnage. This factor is a function of the mineralogy and physical characteristics of a deposit. Formulae are developed using regression analyses on a suitably large number of individual determinations.

        Cut-Off Grade: The grade that ensures that the revenue from the metal content of the lowest grade parcel included in a deposit will be at least equal to the anticipated prime operating costs of producing this revenue. These costs include mining, milling, smelting, refining, selling and all transportation and administration costs. The cut-off grade will vary greatly from property to property due to a range of factors including deposit size and shape, metal content and prime cost structure.

        Exchange Rate (US$ to Cdn$): 1.50

        Long-Term Metal Prices (US$ per pound): Nickel $3.25, Copper $0.90, Zinc $0.50

        Minimum Mining Width: The smallest horizontal thickness used in an estimation based on the selected mining method and the minimum opening size required by mining equipment used. The grade across this minimum width must equal or exceed the cut-off grade.

        Mining Dilution1: All external material with grades lower than the cut-off grade that must be removed with the ore. The amount of this diluting material can vary considerably and depends upon mining method and the location, attitude, size, shape and wall rocks of the ore zone.

        Mining Recovery1: The proportion of the ore that is extracted after accounting for mining losses. The mining recovery can vary widely both within a single mine and from property to property due to a range of factors including deposit geometry and mining method.

        Note:

        1 Used for mineral reserve estimation only.

CURRENCY

        All references in this annual information form to "dollars" or "$" are to United States dollars, unless otherwise indicated.

METRIC/IMPERIAL CONVERSION TABLE

        The imperial equivalents of the metric units of measurement used in this annual information form are as follows:

Metric Unit	Imperial Equivalent
gram	0.03215 troy ounces
hectare	2.4711 acres
kilogram	2.2046223 pounds
kilometre	0.62139 miles
metre	3.2808 feet
tonne	1.1023 short tons

FALCONBRIDGE LIMITED

Overview

        Falconbridge Limited (the "Corporation") is the continuing corporation resulting from the amalgamation under the Business Corporations Act (Ontario) on June 22, 1994 of several companies including a company also named Falconbridge Limited. Predecessors of the Corporation have carried on business under the Falconbridge Limited name since 1928. The registered and head office of the Corporation is at BCE Place, Suite 200, 181 Bay Street, Toronto, Ontario, M5J 2T3. The principal operations office of the Corporation is at Queen's Quay Terminal, 207 Queen's Quay West, Suite 800, Toronto, Ontario, M5J 1A7.

        On December 31, 2004, Noranda Inc. ("Noranda") owned, directly and indirectly, approximately 58.8% and public shareholders owned approximately 41.2% of the outstanding common shares of the Corporation. There were 179,770,190 common shares issued and outstanding at December 31, 2004.

        The Corporation's articles of amalgamation were amended on March 5, 1997 to provide for the issuance of cumulative preferred shares series 1, 2 and 3. On March 7, 1997 the Corporation completed the issue of 8,000,000 units, each unit consisting of one cumulative preferred share series 1 and one cumulative preferred share series 2 purchase warrant. The holder of a unit was entitled, on each of September 1, 1998, December 1, 1998 and March 1, 1999, to acquire one cumulative preferred share series 2 upon the exercise of the warrant and the payment of Cdn$15.00 and the concurrent conversion of the cumulative preferred share series 1 into a cumulative preferred share series 2. On March 1, 2004, the holders of 3,122,882 cumulative preferred shares series 2 elected to convert their shares into an equal number of cumulative preferred shares series 3. On December 31, 2004, there were 89,835 cumulative preferred shares series 1, 4,787,283 cumulative preferred shares series 2 and 3,122,882 cumulative preferred shares series 3, issued and outstanding.

        The Corporation and its subsidiaries (collectively, "Falconbridge") are engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge is also engaged in the custom feed business through the processing and recycling of third-party materials. Falconbridge has mining and mineral processing facilities in Canada (Sudbury Operations, Raglan, Kidd Creek Operations, Montcalm), Norway (Nikkelverk), the Dominican Republic (Falcondo) and Chile (Collahuasi and Lomas Bayas).

        Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid. Falconbridge markets and sells nickel and cobalt and certain other products through marketing and sales offices in Canada, the United States, Belgium and Japan. Noranda acts as sales agent for all products from the Kidd Creek Operations. Falconbridge markets copper concentrate and cathode from the Chilean operations through a marketing group in Santiago, Chile to customers around the world. In 2004, approximately 46% of Falconbridge's revenues were from sales of nickel and ferronickel, 38% from sales of copper, 5% from sales of zinc, 6% from sales of cobalt and 5% from sales of other products.

        The Corporation believes that Falconbridge is the third-largest producer of refined nickel in the world. Approximately 36% of Falconbridge's combined nickel and ferronickel sales by volume are used in the manufacture of stainless steel. Approximately 48% of Falconbridge's 2004 combined nickel and ferronickel sales by volume were to customers in Europe, 22% to customers in the United States and the balance to customers in Japan, Canada, Mexico, Latin America, Southeast Asia and Korea.

Corporate Strategy and Business Developments

  Nature of Business and Strategy

        Falconbridge is focused on the production of nickel and copper, two metals which have positive long-term fundamentals and positive near-term outlook. Historically, both metals have competitive attributes which have led to diversified usage in the world's economy and have had an average annual consumption growth rate of over 3% for copper and 4% for nickel. Falconbridge is positioned in these markets as one of the world's largest producers of both metals and is supported by substantial operational, technical, exploration and development experience. In addition, the Corporation has the potential to increase its production as a result of a number of expansion opportunities and new projects currently under development.

        Falconbridge's focus is to increase returns to shareholders as measured by returns on net assets and on shareholders' equity. To achieve this goal, Falconbridge maximizes the value of existing operations, redeploys capital profitably and maintains a conservative financial structure and significant liquidity to support its operations and growth initiatives.

Three Year History

  Recent Developments

        On Wednesday, March 9, 2005, Noranda announced an offer (the "Falconbridge Offer") to acquire all of the outstanding common shares ("Falconbridge Shares") of Falconbridge not owned by Noranda or any of its affiliates in exchange for Noranda common shares ("Noranda Common Shares") on the basis of 1.77 Noranda Common Shares for each Falconbridge Share.

        In connection with the Falconbridge Offer, Falconbridge and Noranda entered into a support agreement (the "Support Agreement") dated March 8, 2005, pursuant to which Noranda agreed to make the Falconbridge Offer and, subject to the satisfaction of certain conditions, to take up the Falconbridge Shares tendered thereto.

        For a full description of the Falconbridge Offer, please refer to Falconbridge's material change report dated March 10, 2005, which is incorporated by reference in this AIF and is available on SEDAR at www.sedar.com. Upon request, the Corporation will promptly provide a copy of the material change report free of charge to any of its securityholders.

2004

        Falconbridge reported consolidated net earnings for the year ended December 31, 2004 of $672 million. Major developments in 2004 included:

  •
  Completion of construction of the Montcalm nickel project near Timmins, Ontario and the Ujina-Rosario transition and expansion project at Collahuasi, Chile, both ahead of schedule and under budget;

  •
  The launch of an underground definition program at Nickel Rim South, an inferred resource containing 13.4 million tonnes of 1.8% nickel, 3.3% copper and significant platinum and palladium;

  •
  The successful ramp-up at Lomas Bayas following completion of the crusher expansion project ahead of schedule and under budget;

  •
  Further exploration at the Fraser Morgan deposit in Sudbury, Ontario, reporting intersections with significant mineralization;

  •
  Completion of the bankable feasibility study for the Koniambo ferronickel project in New Caledonia;

  •
  The commissioning of the Block One ore-handling system at Kidd Mine D, with first ore hoisted ahead of schedule;

  •
  Completion of scoping studies for expansions at Raglan, Falcondo, Collahuasi and Lomas Bayas;

  •
  The initiation of Phase I of the Raglan Optimization Program; and

  •
  The signing by Falconbridge of a new collective agreement after a three-week strike at Sudbury Operations and Mill, and successful post-strike ramp-up and settlement of other collective agreements.

2003

        Falconbridge reported consolidated net earnings for the year ended December 31, 2003 of $191 million. Major developments in 2003 included:

  •
  The advancement of important development programs at Collahuasi and Kidd Creek, ensuring copper production levels are maintained;

  •
  The shut down of the zinc refining operations located at the Kidd Metallurgical site in Timmins, Ontario for 13 weeks during the summer for market and supply-related reasons;

  •
  The continued drilling program at Nickel Rim South with results better than anticipated;

  •
  The appointment of David W. Kerr as Chairman of the Board, succeeding Alex G. Balogh, who continued on as a member of the Board of Directors;

  •
  The reduction of workforce by 85 positions at the Kidd Metallurgical site in Timmins, Ontario aimed at improving its overall economic performance and to further assist in offsetting the weak market;

  •
  The public offering by the Corporation of $250 million aggregate amount of its 5.375% 12-year Notes due June 1, 2015;

  •
  The continued progress securing the necessary operating permits to start the construction and operation of the Montcalm nickel project in Timmins, Ontario; and

  •
  Advancement on the work at the Koniambo Project in New Caledonia including the mobilization of the project team to begin the bankable feasibility study and financing discussions progression with the French government.

2002

        Falconbridge reported consolidated net earnings for the year ended December 31, 2002 of $52 million. Major developments in 2002 included:

  •
  The signing of a collective agreement in respect of operations at Kidd Metallurgical Division;

  •
  Completion of the second phase on the Kidd Mining Division's No. 3 mine development; ongoing development work on the Kidd Mining Division's Mine D and expansion of the copper refinery capacity at the Kidd Metallurgical division;

  •
  The Venezuelan national strike interrupting supplies of crude oil to the Falcondo operation in the Dominican Republic;

  •
  The public offering by the Corporation of $250 million aggregate amount of its 7.35% 10-year Notes due June 5, 2012;

  •
  The scheduling of various maintenance and vacation shutdowns during the summer months at both its Sudbury Smelter and Nikkelverk Refinery;

  •
  The announcement that surface diamond drilling on the Nickel Rim South property continues to intersect significant mineralization at the main contact of the Sudbury Igneous Complex and in the underlying footwall rocks;

  •
  The appointment of Aaron Regent as President and Chief Executive Officer and Michael F. Doolan as Senior Vice-President and Chief Financial Officer; and

  •
  The appointment of Fernando E. Porcile to the position of Senior Vice-President, Copper.

  Capital and Developmental Expenditures

        Since January 1, 2002, Falconbridge's capital and project expenditures have totaled $1,177.8 million, including $341.9 million at the Kidd Creek Operations, $286.1 million at Collahuasi, $79.6 million at Raglan, $170.1 million at the Sudbury Operations, $76.5 at the Montcalm mine, $111.8 million on the Koniambo project, $46.5 million at Falcondo, $23.7 million at Nikkelverk, $39.4 million at Lomas Bayas, and $2.2 million at other locations. For the same period, Falconbridge spent $64.5 million on exploration and $33.1 million on research and development.

  Financial Flexibility

        The Corporation believes that a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business. In 2004, the Corporation's balance sheet improved as the ratio of net debt to net debt plus equity was reduced to 24% from 37% in 2003. ("Net debt" is a non-GAAP financial measure. Please refer to page 52 of the Corporation's management's discussion and analysis for the year ended December 31, 2004 for the reconciliation to the most directly comparable Canadian GAAP measure — Debt to debt plus equity.) Cash and cash equivalents were $645 million as at December 31, 2004. The Corporation has significant liquidity and financial flexibility, including unused bank lines of credit totaling $457 million, resulting in unused credit and cash available to the Corporation in excess of $1 billion.

  Sustainable Development

        Falconbridge is a proponent of sustainable development where economic prosperity, environmental quality and social equity drive business activities. This commitment is reflected in the Corporation's Sustainable Development Policy.

        The Corporation's operations continue to implement effective safety training programs and management systems and safety performance is supported and reviewed on a regular basis by senior management and the board of directors. Under the 2004 Safety, Health and Leadership program, four Falconbridge operations were visited by senior management to assess, promote and reinforce the importance of a safe workplace. These initiatives, among others, have resulted in enhanced safety performance in 2004 as the lost-time injury frequency (a measure of the number of compensable injuries per 200,000 hours worked) declined to 1.12 from 1.26 in 2003. The reportable injury frequency (a measure of the number of compensable injuries and modified work assignments per 200,000 hours worked) declined from 3.89 in 2003 to 3.54 in 2004.

Organizational Chart

        The principal direct and indirect subsidiaries of the Corporation and the jurisdictions in which they were incorporated or organized are set out below:

Notes:

1
The Corporation owns 100% of the shares of Natresco Incorporated which, in turn, owns 100% of the shares of Falconbridge U.S., Inc.

2
Falconbridge Chile S.A., CMDIC Holdings Limited and Falconbridge Collahuasi Limited own 19.93%, 20.09% and 3.98%, respectively, and 44%, collectively, of the shares of Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"), which owns 100% of Collahuasi.

3
CMLB Holdings Limited owns 100% of the shares of Compañia Minera Falconbridge Lomas Bayas ("Lomas Bayas"), which owns 100% of Lomas Bayas.

BUSINESS OF FALCONBRIDGE

        Falconbridge operates in one industry — the exploration, development, mining, processing and marketing of mineral products. These activities are conducted through six segments — the Integrated Nickel Operations, Falcondo, Kidd Creek Operations, Collahuasi, Lomas Bayas and Corporate. All are 100% owned except for Falcondo and Collahuasi which are 85.26% and 44% owned, respectively.

•
Integrated Nickel Operations ("INO")

•
Sudbury Operations — mines, mills and smelts its own nickel/copper ores and smelts Raglan and Montcalm concentrates and custom feed from other sources.

•
Raglan Mine ("Raglan") — mines and mills its own nickel/copper ores from a deposit in northwestern Quebec.

•
Montcalm Mine ("Montcalm") — mines nickel/copper ores from the Montcalm deposit near Timmins, Ontario.

•
Falconbridge Nikkelverk, Aktieselskap ("Nikkelverk") — refines matte produced by the Sudbury Operations and custom feed from other sources.

•
Falconbridge International Limited ("FIL") — manages and develops the INO's custom feed business outside Canada.

•
Falconbridge U.S., Inc. — markets and sells nickel, cobalt and other products throughout the United States, Canada, Mexico and Latin America.

•
Falconbridge Europe S.A. — markets and sells nickel, cobalt and other products throughout Europe, India and Africa, and silver, gold and platinum group metals throughout the world. Falconbridge Europe S.A. also sells all the copper cathode produced at the Nikkelverk refinery.

•
Falconbridge (Japan) Ltd. — markets and sells nickel, cobalt and other products throughout Japan and Asia.

•
Falconbridge Dominicana, C. por A. ("Falcondo") — mines, mills, smelts and refines its own nickel laterite ores.

•
Kidd Creek Operations

•
Kidd Mining Division — mines its own copper/zinc ores.

•
Kidd Metallurgical Division — mills, smelts and refines copper/zinc ores from the Kidd Mining Division, mills nickel/copper ores from Montcalm deposit and processes Sudbury Operations' and Montcalm copper concentrate; smelts and refines custom feed from other sources including some Collahuasi feed.

  •
  Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi") — mines and mills its own copper sulphide ores into concentrate; mines and leaches its own copper oxide ores to produce copper cathode.

  •
  Compañia Minera Falconbridge Lomas Bayas ("Lomas Bayas") — mines and processes its own copper oxide ores to produce copper cathode.

•
Corporate

•
Exploration — conducts exploration worldwide.

•
Business Development — searches worldwide for attractive investment and development opportunities to support Falconbridge's growth strategy.

•
Marketing and Sales — provides marketing and sales support to all sales offices and markets.

•
Technology — conducts research, development and engineering.

Integrated Nickel Operations

Sudbury Operations

        The Sudbury Operations consist of the Sudbury Mines/Mill and Sudbury Smelter.

  Sudbury Mines/Mill

  Properties and Mines

        The Corporation has been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling, Blezard and Denison. The properties comprise 2,670 hectares owned by the Corporation and 14 hectares held under two licences of occupation of mining rights from the Province of Ontario. The licences of occupation are held in perpetuity.

        Sudbury Mines/Mill operates four underground nickel/copper mines in the Sudbury area: the Craig, Fraser, Lindsley and Lockerby mines. In 2004, the Craig mine provided 38% of Sudbury Mines/Mill's ore production and the Lockerby mine was closed.

        At planned operating rates, the mineral reserves at Sudbury Mines/Mill are equal to approximately six years of production. Production is expected to be extended as it is anticipated that a significant portion of the mineral resources will be converted to mineral reserves and will lengthen the life of the operation. It is anticipated that a significant portion of Nickel Rim South's inferred resources grading 1.8% nickel, 3.3% copper, 0.04% cobalt, 1.8 grams per tonne platinum and 2.0 grams per tonne palladium will be converted to reserves and extend the life of the mining operations in the next 13 to 15 years.

        The annual production of the Sudbury Mines/Mill for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
	(tonnes)
Ore milled from all sources	2,258,772	2,260,964
Mine output in concentrate — nickel	22,602	24,143
— copper	24,694	29,161
— cobalt	565	611

Mineral Reserves and Mineral Resources

        The Sudbury Mines/Mill's mineral reserves and mineral resources as at December 31, 2003 and December 31, 2004 were as follows:

				Changes in 2004 (tonnes)
	December 31, 2003					December 31, 2004
				Tonnes milled	Revisions/ Discoveries
Category	Tonnes	Nickel	Copper			Tonnes	Nickel	Copper
	(000's)%		%	(000's)	(000's)	(000's)%		%
Mineral Reserves
Proven	5,588	1.40	1.34	(1,753)	719	4,554	1.32	1.59
Probable	8,503	1.22	1.24	(236)	(957)	7,310	1.12	1.17

Total	14,091	1.29	1.28	(1,989)	(238)	11,864	1.20	1.33

Mineral Resources (in addition to Mineral Reserves)
Measured	683	1.31	0.80	—	3,317	4,000	1.77	0.63
Indicated	20,477	2.27	0.99	—	(2,707)	17,770	2.36	1.04

Total	21,160	2.24	0.98	—	610	21,770	2.25	0.97

Inferred	28,200	1.7	2.7	—	1,500	29,700	1.8	2.6

        The Corporation's exploration successes in the Sudbury basin over the course of the last few years have significantly increased the overall mineral resources available for the INO Sudbury Mines Mill Business Unit. Total Mineral Reserves in Sudbury now include 11.9 million tonnes in the Proven and Probable categories averaging 1.20% nickel and 1.33% copper. There are 21.8 million tonnes of Measured and Indicated Mineral Resources with an average grade of 2.25% nickel and 0.97% copper and 29.7 million tonnes of Inferred Mineral Resources grading 1.8% nickel and 2.6% copper. Measured and Indicated Resources increased by 0.6 million tonnes in 2004 and Inferred Resources by 1.5 million tonnes during the same period.

        Approximately 1.7 million tonnes were added to the Inferred Resource at Nickel Rim South in 2004, a high-grade deposit discovered in 2001. As of December 31, 2004, Nickel Rim South is estimated to contain 13.4 million tonnes grading 1.8% nickel and 3.3% copper. Drilling at Fraser Morgan Zones 8, 9, 10 and a newly discovered Zone 11 upgraded the geological confidence and added to the available Mineral Resources. The Fraser Morgan Mineral Resource as of December 31, 2004, totals 3.33 million tonnes of measured resources grading 1.85% nickel and 0.61% copper, 1.55 million tonnes of indicated resources grading 1.69% nickel, 0.46% copper and 2.1 million tonnes of inferred resources grading 1.8% nickel, 0.5% copper.

        Mineral Resources are reported using short-term and long-term price forecasting, cut-off grades and minimum mining widths appropriate to the particular deposit, production forecast and mining method. Engineering design, dilution and mining recoveries are applied to the Mineral Resource to arrive at the Mineral Reserve.

        Approximately two million tonnes of Proven and Probable Mineral Reserves were milled in 2004. At planned operating rates, existing Proven and Probable Mineral Reserves, not including new Mineral Resources largely anticipated to be converted to Mineral Reserves in the future, represent approximately five years of production. The upgrade of Mineral Resources to Reserves by planned future work would result in an extension of the operating life of the Sudbury mines, mill and smelter. The Nickel Rim South deposit currently under development is projected to support mining operations until approximately 2021.

  Milling

        The ore from the Sudbury Mines/Mill's mines is crushed and ground and the nickel/copper-bearing sulphide minerals contained in the ore are separated from waste materials at the Sudbury Mines/Mill's Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Strathcona mill has a capacity of approximately 10,000 tonnes of ore per day.

        The copper concentrate from the Strathcona mill is delivered to the Kidd Metallurgical Division's mineral processing facilities for smelting and refining. See "Kidd Creek Operations — Kidd Metallurgical Division". The nickel/copper concentrate from the Strathcona mill is delivered to Sudbury Smelter for smelting.

  Sudbury Smelter

        The mineral processing facilities operated by Sudbury Smelter include a smelter and a sulphuric acid plant. The smelter processes concentrates and other feed material containing nickel, copper, cobalt, silver, gold and platinum group metals. In 2004, the smelter treated all of the nickel/copper concentrates from the Sudbury Mines/Mill and all the concentrate from Raglan, as well as a variety of metal bearing, secondary, recyclable and intermediate feedstocks from third parties and smaller amounts of concentrates from third parties. The Smelter commenced treating Montcalm nickel concentrate in the fourth quarter of 2004. This is an additional concentrate feed from a Falconbridge-owned property located near Timmins, Ontario. This feed source is expected to have a production life of seven years.

        Sudbury Smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury Smelter has the capacity to produce approximately 130,000 tonnes of matte per year. The roaster gas from the smelter operation is treated in an adjacent plant to produce sulphuric acid thereby reducing sulphur dioxide emissions to the natural environment. The sulphuric acid plant has the capacity to produce approximately 300,000 tonnes of sulphuric acid per year. The Sudbury Smelter's output of sulphuric acid is purchased for resale by a subsidiary of Noranda (which is partly owned by Falconbridge) that markets, transports and distributes sulphuric acid in North America.

        The matte produced by the Sudbury Smelter is shipped by rail to Quebec City and by sea to the Nikkelverk refinery for further processing. See "Business of Falconbridge — Integrated Nickel Operations — Nikkelverk".

        The annual production of the Sudbury Smelter for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
	(tonnes)
Smelter output of nickel
Sudbury mines	18,700	24,700
Raglan	23,800	28,700
Montcalm	1,800	—
Custom feed	8,300	6,400

Total	52,600	59,800

Smelter output of copper
Sudbury mines	5,800	8,100
Raglan	6,300	7,700
Montcalm	400	—
Custom feed	5,900	5,000

Total	18,400	20,800

Smelter output of cobalt
Sudbury mines	430	660
Raglan	310	460
Montcalm	50	—
Custom feed	1,050	1,080

Total	1,840	2,200

Copper concentrate — nickel	75	110
— copper	17,600	21,900
Sulphuric acid	244,600	245,500

Raglan

        On January 1, 2004, the Corporation dissolved the wholly-owned subsidiary Société minière Raglan du Québec ltée ("Raglan"), and transferred all assets, liabilities and business operations of Raglan to the Corporation.

        Commercial production at Raglan began in 1998. Raglan's annual production capacity is 1,000,000 tonnes per year of ore milled.

  Property and Mines

        The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,226 map-designated claims covering 48,149 hectares and nine 20-year mining leases covering 947 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding 10 years. In 2004, application was made for two additional mining leases covering 48 hectares.

        Falconbridge has explored the Raglan property since the 1960s. Development of the Raglan mine site at Katinniq began in 1996 following receipt of environmental approvals and the conclusion of agreements with Makivik Corporation (the representative of the local Inuit population) and the Province of Quebec regarding infrastructure funding. The Raglan facilities include underground mines and open pits, a concentrator, a power plant, accommodation and administration buildings, two exploration camps, fresh water supply and fuel storage tanks. The facilities are linked by all-weather roads to an airstrip at Donaldson and to concentrate storage and ship-loading facilities at Deception Bay, 100 kilometres from Katinniq. Raglan concentrate is transported by ship to unloading, storage and rail load-out facilities in Quebec City.

Mineral Reserves and Mineral Resources

        Raglan's mineral reserves and mineral resources as at December 31, 2003 and December 31, 2004 were as follows:

				Changes in 2004 (tonnes)
	December 31, 2003					December 31, 2004
					Revisions/ Discoveries
Category	Tonnes	Nickel	Copper	Production		Tonnes	Nickel	Copper
	(000's)%		%	(000's)	(000's)	(000's)%		%
Mineral Reserves[1]
Proven	8,308	2.86	0.77	(935)	(1,103)	6,270	2.63	0.74
Probable	9,355	2.86	0.80	—	27	9,382	2.95	0.81

Total	17,663	2.86	0.78	(935)	(1,076)	15,652	2.82	0.78

Mineral Resources (in addition to Mineral Reserves) [2]
Measured	228	1.47	0.37	—	(173)	55	3.93	1.11
Indicated	2,972	2.18	0.76	—	738	3,710	2.19	0.73

Total	3,200	2.13	0.74	—	565	3,765	2.22	0.74

Inferred	4,000	2.9	0.9	—	1,200	5,200	2.9	0.8

Notes:

1
Mineral reserves decreased by 2.0 million tonnes as a result of annual production, write-downs and re-classification to resources.

2
Mineral resources were increased by 1.8 million tonnes, primarily as a result of discoveries and additions at Zones 3, Zone 5-8, West Boundary and Donaldson through exploration.

        At planned operating rates, the mineral reserves at Raglan are equal to approximately 17 years of production, not including 3.8 million tonnes of measured and indicated resources and 5.2 million tonnes of inferred resources. In addition, an active exploration program continues in this prospective nickel belt.

  Milling

        The ore from the Raglan mine is crushed, ground and treated at the Raglan mill in Katinniq to produce nickel/copper concentrate. The current capacity of the mill is 3,000 tonnes of ore throughput per day.

        Raglan concentrate is trucked to Deception Bay for marine shipment to Quebec City and then transported by rail to the Sudbury Smelter for treatment. There were six shipments from Deception Bay during 2004. No shipping occurs from mid-March to early-June.

        Raglan's annual production for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
	(tonnes)
Ore milled	935,000	834,000
Mine output in concentrate — nickel	26,600	25,100
— copper	6,900	6,600
— cobalt	400	380

Montcalm

        The Montcalm mine, a nickel-copper property located 70 kilometres Northwest of Timmins, Ontario, reached its designed production capacity of 750,000 tonnes annually during the fourth quarter of 2004. This included conversion of a redundant mill line at the Kidd concentrator to handle the Montcalm ores. Two concentrates are produced, a copper concentrate which is treated at the Kidd Metallurgical Complex and a nickel concentrate which is transported to Falconbridge's smelter in Sudbury.

        During 2004 the Montcalm mine produced 214,392 tonnes of ore grading 1.32% nickel and 0.68% copper. The initial 73,148 tonnes of ore produced were hauled to the Strathcona concentrator in Sudbury while construction at the Kidd concentrator was taking place.

        At year-end 2004 the Moncalm reserves (proven & probable) totaled 4,900,000 tonnes grading 1.51% nickel and 0.73% copper. Montcalm is expected to contribute up to 9,000 tonnes annually to refined nickel output.

  Property and Mines

        The Montcalm Nickel mine was brought into production in 2004. It is located 100 kilometres east of the Kidd Metallurgical Site in Montcalm Township in the Province of Ontario and comprises four 21 year leases covering mining and surface rights over 831 hectares.

Mineral Reserves and Mineral Resources

        Montcalm's mineral reserves and mineral resources as at December 31, 2003 and December 31, 2004 were as follows:

				Changes in 2004 (tonnes)
	December 31, 2003					December 31, 2004
					Revisions/ Discoveries
Category	Tonnes	Nickel	Copper	Production		Tonnes	Nickel	Copper
	(000's)%		%	(000's)	(000's)	(000's)%		%
Mineral Reserves[1]
Proven	—	—	—	(214)	3,376	3,162	1.56	0.75
Probable	5,113	1.46	0.71	—	(3,389)	1,724	1.44	0.70

Total	5,113	1.46	0.71	(214)	(13)	4,886	1.51	0.73

Mineral Resources (in addition to Mineral Reserves)
Measured	—	—	—	—	—	—	—	—
Indicated	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—

Inferred	700	1.7	0.7	—	—	700	1.7	0.7

Note:

1
The mineral reserves decreased from 5.1 million tonnes to 4.9 million tonnes due to the start of production in 2004.

        At planned operating rates, the mineral reserves at Montcalm are equal to approximately seven years of production.

        Montcalm's annual production for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
	(tonnes)
Ore milled	220,000	—
Mine output in concentrate — nickel	2,200	—
— copper	1,200	—
— cobalt	70	—

Nikkelverk

  Refining

        Nikkelverk owns and operates a refinery and sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury Smelter as well as custom feed from other sources. The Corporation believes that the Nikkelverk refinery is among the lowest-cost nickel refineries in the western world.

        The Nikkelverk refinery uses a chlorine leach and electrowinning process developed by Falconbridge to separate and recover component metals. The process is cost-efficient in the treatment of complex raw materials and achieves high productivity and recoveries. This efficiency allows greater flexibility in the sourcing and treatment of custom feed. The refinery has an annual capacity of approximately 85,000 tonnes of nickel, 39,000 tonnes of copper and 4,800 tonnes of cobalt. Expansion of the refinery to 100,000 tonnes of nickel, 60,000 tonnes of copper and 5,000 tonnes of cobalt per year or higher is possible when market conditions warrant. The sulphuric acid plant has a capacity of approximately 115,000 tonnes of sulphuric acid per year.

        The Nikkelverk refinery also treats the silver, gold and platinum group metals contained in the matte produced by Sudbury Smelter and the custom feed from other sources. Mattes from Sudbury Smelter and from BCL Limited ("BCL") in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery in 2004. See "FIL — Custom Feed".

        The production of platinum group metals grew in importance during 2004 as production volumes expanded. The Nikkelverk refinery produced approximately 438,000 ounces of platinum group metals in 2004, compared with approximately 396,000 ounces in 2003.

        The Nikkelverk refinery's annual production for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
	(tonnes)
Nickel	71,410	77,183
Copper	35,643	35,852
Cobalt	4,670	4,556
Sulphuric acid	95,199	102,133

        All product lines at the Nikkelverk refinery were operated for 12 months throughout 2004.

FIL

        FIL, through its offices in Bridgetown, Barbados and Brussels, Belgium, is responsible for managing the INO's custom feed business outside Canada. Custom feed, or third-party primary smelter mine production (concentrate), primary smelter production (matte) and secondary raw materials, provides a significant source of feed to the Sudbury Smelter and the Nikkelverk refinery. The availability of and profit margins associated with the custom feed processed at the Sudbury Smelter and the Nikkelverk refinery are largely a function of metal grade and the level and relationship of nickel, copper, cobalt, silver, gold and platinum group metals prices and competition for such materials.

        The custom feed processed at the Sudbury Smelter consists largely of nickel/copper/cobalt secondary raw materials and nickel concentrates. Most secondary raw materials are sourced on a spot basis or under contracts of one to three years' duration. Concentrates are sourced on a spot basis and multi-year contracts. In 2004, Sudbury Smelter's output from all third-party feeds included 8,300 tonnes of nickel, 5,800 tonnes of copper and 1,050 tonnes of cobalt.

        In 1985, FIL entered into a long-term agreement with BCL to treat complex nickel/copper matte from BCL's smelter in Botswana. The BCL matte represented approximately 57% of the nickel and copper-bearing custom feeds processed at the Nikkelverk refinery in 2004. Under the agreement, which was extended in 2002 to the end of 2015, BCL has agreed to deliver approximately 10,000 tonnes of nickel in matte per year.

  Custom Feed Production at the Refinery

        In 2004, custom feed represented approximately 29% of the nickel, 59% of the copper and 83% of the cobalt output at the Nikkelverk refinery.

Falcondo

        The Corporation owns 85.26% of the outstanding shares of Falcondo. Of the balance, the Government of the Dominican Republic owns approximately 10%, Redstone Resources Inc. owns approximately 4.1% and various individuals own the remainder. Falcondo holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

  Properties and Mines

        Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo's mining concession covers approximately 21,830 hectares. Falcondo owns 4,831 hectares, 4,802 of which are inside the mining concession and include the mining areas and the mineral processing facilities, and 29 of which are outside the mining concession and include the townsite at Bonao. The term of the mining concession is for an unlimited period.

        Mining at Falcondo is carried out from the surface using bulldozers, loaders and trucks. Falcondo's total mine production for the year ended December 31, 2004, as obtained through a metallurgical balance calculation, was 3,736,815 dry tonnes of ore at an average nickel grade of 1.23%.

Mineral Reserves and Mineral Resources

        Falcondo's mineral reserves and mineral resources as at December 31, 2003 and December 31, 2004 were as follows:

	December 31, 2003		Changes in 2004 (tonnes)		December 31, 2004
				Revisions/ Discoveries
Category	Tonnes	Nickel	Production		Tonnes	Nickel
	(000's)%		(000's)	(000's)	(000's)%
Mineral Reserves[1]
Proven	49,271	1.19	(3,737)	2,312	47,846	1.21
Probable	11,656	1.16	—	(2,099)	9,557	1.20

Total	60,927	1.18	(3,737)	213	57,403	1.21

Mineral Resources (in addition to Mineral Reserves)
Indicated	13,840	1.53	—	—	13,840	1.53
Inferred	6,400	1.4	—	—	6,400	1.4

Note:

1
The mineral reserves showed a total decrease of 3.5 million tonnes after production of 3.7 million tonnes in 2004. The decrease is basically due to mining, with most adjustments in the proven and probable categories due to a drilling campaign on the Barmac Reject stockpile.

        At planned operating rates, mineral reserves at Falcondo are equal to approximately 16 years of production, not including 13.8 million tonnes of indicated resources and 6.4 million tonnes of inferred resources that are in large part anticipated to be converted into reserves.

  Milling, Smelting, Refining and Marketing

        The ore mined at Falcondo is milled, smelted and refined at Falcondo's mineral processing facilities, which have a capacity of approximately 29,000 tons of nickel contained in ferronickel per year. The facilities include a metallurgical treatment plant, a crude oil processor and a 200-megawatt thermal power plant. In 2004, Falcondo rented a backup power generator to provide energy during the period of maintenance of the three owned units. Falcondo has dock facilities and a crude oil tank farm at the port of Haina (near Santo Domingo) and a 70-kilometre crude oil pipeline from the port to its mineral processing facilities. Falcondo's production of nickel in ferronickel for the two years ended December 31, 2004 and 2003 was 29,477 tonnes and 27,227 tonnes, respectively.

        Marketing and sales of ferronickel produced at Falcondo are conducted through Falconbridge U.S., Inc., Falconbridge Europe S.A. and Falconbridge (Japan) Ltd.

Kidd Creek Operations

        The Kidd Creek Operations consist of the Kidd Mining Division and the Kidd Metallurgical Division.

  Kidd Mining Division

  Properties and Mines

        The Corporation has been mining the Kidd Creek copper/zinc orebody in Timmins, Ontario since 1966. The Kidd Mining Division's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine Mining Division, Ontario. The properties owned by the Corporation comprise 14 patented half lots covering 896 hectares of freehold mining land.

        The Kidd Creek orebody is mined through two separate shafts, accessing mining areas known as the No. 1, 2, 3 and D (Deep) mines, which access progressively deeper levels. In 2004, the No. 1 and 2 mines accounted for 32%, the No. 3 mine accounted for 58% and D Mine accounted for 10% of the Kidd Mining Division's mine ore production.

        Ore production has been decreasing as mining has progressed to deeper levels of the orebody. The Corporation anticipates that the Kidd Mining Division's annual ore production will increase from 2.1 million tonnes in 2004 to approximately 2.35 million tonnes in 2005 and approximately 2.4 million tonnes in 2006.

        In 2000, the Corporation approved the development of Mine D, the depth extension of the Kidd Creek orebody beyond the limits of the No. 3 mine at 6,800 feet (2,070 meters) to a depth of 10,200 feet (3,100 meters). Production from Mine D commenced in the third quarter of 2004 with production increasing in 2005 and 2006. Stage I of the project is scheduled to be completed in mid 2006.

        The Kidd Creek orebody is intersected by a number of major faults and other discontinuities. Mining and the resulting stress redistribution cause periodic ground adjustment along these faults resulting in seismic activity. The Corporation has taken steps to minimize the impact of seismic activity on its Kidd Creek mining operations. These steps include the use of seismic monitoring equipment and the development and use of safe and cost-effective mining systems and procedures. On occasion, a seismic event will occur which has the potential to cause personal injury, equipment damage or production interruption. Such events have been infrequent.

        The Kidd Mining Division's annual production for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
	(tonnes unless otherwise noted)
Ore hoisted	2,093,660	2,108,493
Mine output in concentrate — copper	41,029	46,409
— zinc	87,847	75,528
— silver (ounces)	3,849,000	2,676,000

Mineral Reserves and Mineral Resources

        The Kidd Mining Division's mineral reserves and mineral resources as at December 31, 2003 and December 31, 2004 were as follows:

					Changes in 2004 (tonnes)
	December 31, 2003						December 31, 2004
					Tonnes milled	Revisions/ Discoveries
Category	Tonnes	Copper	Zinc	Silver			Tonnes	Copper	Zinc	Silver
	(000's)%		%	(grams/ tonne)	(000's)	(000's)	(000's)%		%	(grams/ tonne)
Mineral Reserves[1]
Proven	12,585	1.86	5.60	71	(2,080)	3,781	14,286	1.91	5.64	62
Probable	8,239	2.23	7.00	53	—	(4,459)	3,780	1.35	7.52	47

Total	20,824	2.01	6.15	64	(2,080)	(678)	18,066	1.80	6.03	58
Mineral Resources (in addition to Mineral Reserves)
Measured	276	1.34	6.00	47	—	34	310	1.32	6.08	43
Indicated	77	2.82	8.54	52	—	1	78	2.82	8.54	52

Total	353	1.66	6.55	48	—	354	388	1.62	6.57	45

Inferred	14,200	3.4	4.9	91	—	1,100	15,300	3.0	4.6	82

Note:

1
Mineral reserves decreased by 2.8 million tonnes resulting from production of 2.1 million tonnes and downward revisions of 678,000 tonnes mainly the result of stope design revisions and the temporary re-categorization of 370,000 of copper stringer ore to Inferred resources until diamond drilling is completed in the lower part of the mine.

        At planned operating rates, the mineral reserves at Kidd Mining Division are equal to approximately seven years of production (averaging 2.4 Mt/yr), not including the inferred resources which, if converted to reserves, could provide up to an additional six years of operations. The inferred resources could make possible a modified plan averaging 2.7 Mt/yr.

  Kidd Metallurgical Division

  Milling, Smelting and Refining

        The ore from the Kidd Mining Division is transported by a company-owned railway to the Kidd Metallurgical Division's mineral processing facilities located 27 kilometres southeast of the minesite. These facilities include a concentrator, a copper smelter and refinery, a zinc plant, a cadmium plant, a dust treatment plant (which recovers indium, copper and zinc) and two sulphuric acid plants. The Kidd Metallurgical Division also operates a liquid sulphur dioxide plant with a sales marketing agreement with Chemtrade Logistics Ltd. In 2004, a new agreement was reached with Chemtrade which saw the ownership of the plant revert to Falconbridge.

        The concentrator produces copper and zinc concentrates as well as nickel concentrates. All of the ores from the Kidd Mining Division are treated in two of four available grinding/flotation circuits. For 2004, 2,062,741 tonnes of Kidd ore were processed. In 2004, a third circuit was rehabilitated and converted to process nickel ore from the Corporation's Montcalm nickel project, located approximately 100 kilometres west of the Kidd Metallurgical Division site. The circuit began processing the first tonnes of Montcalm ore by mid-October, and treated a total of 143,062 tonnes by year end. The circuit capacity for 2005 is approximately 750,000 tonnes. In 2004, approximately 13,734 tonnes of nickel bearing concentrate were shipped to the Sudbury Smelter and 1,477 tonnes of by-product copper concentrate were produced for processing at the Kidd facilities by the Montcalm circuit. The fourth remaining circuit is available to process custom ore.

        The copper concentrate produced at Kidd from the Kidd and Montcalm ores, together with that shipped from the Sudbury Strathcona mill and other copper custom feeds, are fed into the smelter, which has the capacity to produce 150,000 tonnes of blister copper per year. Custom feeds originating outside of the Corporation's Ontario operations comprised approximately 54% of copper smelter feed in 2004 and are expected to make up approximately 42% of feed in 2005.

        The blister copper produced at the smelter is either treated in the refinery, which currently has the capacity to produce 147,000 tonnes of copper cathode per year, or sold to outside refineries, including Noranda's Canadian Copper Refinery ("CCR"). In addition to copper, the refinery produces anode slimes containing substantial amounts of silver and gold that are further toll refined by outside refineries, including CCR, for precious metal recovery.

        The zinc plant has the capacity to produce 147,000 tonnes of zinc per year. In October 2004, the construction of a new precious metal recovery circuit was completed. This new circuit provides the plant with the ability to process gold and silver bearing zinc concentrates and to recover the gold and silver as a precious metals/lead residue. The residue will be sent to Noranda's Brunswick Smelter for further processing. Custom feed comprised approximately 40% of the total zinc plant feed in 2004 and is expected to be at similar levels in 2005. With the expected volumes of LaRonde (see custom fee section below) concentrates in 2005, it is anticipated that surplus Kidd zinc concentrates will be available for sale to Noranda and shipped to the Noranda Income Fund's CEZ refinery.

        The Corporation has an agreement with Noranda, whereby Noranda acts as the sales agent for all products, other than sulphuric acid, indium and liquid sulphur dioxide, produced by the Kidd Metallurgical Division. Under this agreement, which may be terminated on 12 months' notice, an annual marketing fee is paid. In addition, all of the sulphuric acid produced by Kidd Metallurgical Division is purchased for resale by a subsidiary of Noranda (which is partly owned (35%) by Falconbridge). In 2005, the bulk of the anode slimes produced will be sold to Noranda's CCR Division.

  Custom Feed

        The Kidd Metallurgical Division purchases a variety of primary and secondary copper and zinc-bearing materials on both a long-term and short-term basis. Suppliers of these materials include Noranda and its subsidiaries.

        In April 2004, the Corporation signed a Memorandum of Agreement for a life-of-mine zinc concentrate supply and processing agreement with Agnico-Eagle Limited. Under the terms of the agreement the Kidd Metallurgical Division will process 60% to 75%, up to a maximum of 125,000 tonnes per year, of the precious metal bearing zinc concentrate production from Agnico-Eagle's LaRonde mine, located south-east of Rouyn-Noranda, Quebec. The Kidd Metallurgical Division also has agreements to process copper concentrate shipped from Collahuasi, and sources additional concentrates from Minera Escondida Limitada, Minera Alumbrera Limitada and others. In 2004, the Kidd operations began processing Antamina Bornite concentrates.

        The Kidd Metallurgical Division's production for 2004 and 2003 was as follows:

	2004	2003
	(tonnes)
Zinc refinery output	121,560	94,700
Copper output (115,578 t cathode + 1,942 t of spent anode sold)	117,520	132,400
Blister copper	118,240	131,400
Sulphuric acid (net of internal consumption)	480,530	472,100

        In 2004, a five-week maintenance outage and vacation shutdown was planned to begin in July 2004 for the copper operations in light of depressed terms for custom concentrates earlier in the year. The shutdown was advanced by six weeks to mid-May and extended by approximately 10 days as a result of operating problems with one of the smelter's furnaces. The copper smelter's operating rate for the year excluding the shutdown was 90.6%, compared to 93.3% in 2003, due to start-up problems following the plant's scheduled maintenance shutdown and other equipment failures. Consequently, copper smelter feed throughput volumes, blister copper output and copper cathode production were negatively affected. For 2005, cathode production is anticipated to increase to approximately 130,000 tonnes due to improvements to acid plant equipment and only 4 weeks of maintenance outage.

        Over July and August 2004, the zinc operations underwent a seven-week maintenance and vacation shutdown. The originally scheduled 13-week shutdown period was reduced to seven weeks as a result of improved market conditions and custom feed availability. Total saleable zinc production for 2005 is expected to increase to approximately 135,000 tonnes as a result of the shutdown period being reduced to only two weeks.

        Sulphuric acid production in 2004 was slightly higher than the volume produced in 2003.

Compañia Minera Doña Inés de Collahuasi

        Falconbridge owns a 44% interest in Compañía Minera Doña Inés de Collahuasi S.C.M., an independent corporation which owns the mining and water rights and other assets comprising the Collahuasi operation, together with Anglo American Plc which also holds a 44% interest, and a Japanese consortium holding the remaining 12% interest.

        A capital investment of $1,792 million was required to bring Collahuasi into commercial production. The financing requirement, including working capital, was approximately $1,870 million.

        The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario: the Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains; Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa oxide copper deposit is located downstream from the Rosario deposit. In addition, the property contains high-grade copper/molybdenum vein systems at the adjacent La Grande deposit.

  Mining and Milling Operations

        Commercial production at the Collahuasi operation began in January 1999. Production is expected to average 350,000 tonnes per year of copper in concentrates and 50,000 tonnes per year of copper cathode during the initial 10 years of mine life. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company.

        During 2004, 165.6 million tonnes of material was mined (2003 — 145.9 million tonnes), 34.8 million tonnes of ore was milled at the concentrator (2003 — 24.4 million tonnes) and 6.6 million tonnes of ore was processed at the copper oxide leaching plant (2003 — 6.4 million tonnes). Falconbridge's share of copper produced by Collahuasi during 2004 was 25,610 tonnes of cathode copper and 179,506 payable tonnes (186,017 contained tonnes) of copper in concentrate (2003 — 173,680 copper tonnes was produced considering cathodes and concentrates).

        The Ujina pit was practically depleted during the year 2004 and ore extraction ramped-up in the Rosario Pit during the year 2004. In the last months of 2004, production at the Rosario Pit had achieved its full capacity. Ore coming from the Ujina pit operation has been replaced by higher grade ore from the Rosario Pit. Ujina will remain without operation for the next 10 years according to the mine plan.

        The transition to the Rosario orebody, which included the construction of an overland conveyor to transport sulphide ore to the concentrator, and increasing the concentrator throughput from 70,000 tonnes to 110,000 tonnes per day, was completed in third Quarter 2004, five weeks ahead of schedule and under the $654 million budget.

Mineral Reserves and Mineral Resources

        Collahuasi's mineral reserves and mineral resources as at December 31, 2003 and December 31, 2004 were as follows:

			Changes in 2004 (tonnes)
	December 31, 2003				December 31, 2004
				Revisions/ Discoveries
Category	Tonnes	Copper	Production		Tonnes	Copper
	(000's)%		(000's)	(000's)	(000's)%
Mineral Reserves
Proven	254,146	1.01	(34,406)	90,763	310,503	1.09
Probable	1,554,075	0.90	(7,047)	(7,926)	1,539,102	0.87

Total	1,808,221	0.91	(41,453)	82,837	1,849,605	0.90

Mineral Resources (in addition to Mineral Reserves)
Measured	48,102	0.57	—	2,693	50,795	0.55
Indicated	429,564	0.63	—	467	430,031	0.65

Total	477,666	0.63	—	3,160	480,826	0.64

Inferred	1,840,000	0.72	—	(20,000)	1,820,000	0.80

Note:

1
The mineral reserves and resources at Collahuasi are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to the definitions adopted by National Instrument 43-101.

        Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported using a 0.45% copper cut-off for sulphide ore, 0.40% cut-off for oxide ore and 0.50% copper for mixed ore, and include all stockpiled material above the cut-off grade. The assumed metal price was $0.95 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using an average 0.40% copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior pit outline. Inferred resources were estimated for material contained in both pit designs.

        At planned operating rates, the proven and probable mineral reserves are equal to more than 40 years of production; not including substantial measured and indicated mineral resources of 480.8 million tonnes and 1.8 billion tonnes of inferred resources. The December 31, 2004 total proven and probable mineral reserves were increased by 41.4 million tonnes after production of 41.5 million tonnes. The overall increase of 82.9 million tonnes is due to revision of the resource models (76.5 million tonnes) based on new drill information and the addition of new oxide copper orebodies (6.4 million tonnes).

Compañía Minera Falconbridge Lomas Bayas

        In July 2001, Falconbridge acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited for a cash payment of $66 million. Falconbridge is also required to pay $15 million if it exercises its right to retain the Fortuna de Cobre deposit before the fifth anniversary of closing.

  Property and Mines

        The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,216.5 hectares. Falconbridge also holds 25 exploitation concessions and one exploitation concession application covering approximately 4,387 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit as well as 70 exploration concessions covering an area around the Fortuna de Cobre deposit.

        The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

  Mining and Processing

        Lomas Bayas currently operates one open pit mine. Heap-leach grade ore is crushed and placed on leach pads by a series of portable conveyors and a stacking system. Lower-grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under long-term contracts with a local electricity supplier.

        In 2004, Lomas Bayas mined 30.4 million tonnes (30.9 million tonnes in 2003) of ore from which 62,041 tonnes of cathode copper were produced (60,427 tonnes were produced in 2003).

Mineral Reserves and Mineral Resources

        Lomas Bayas' mineral reserves and mineral resources as at December 31, 2003 and December 31, 2004 were as follows:

			Changes in 2004 (tonnes)
	December 31, 2003				December 31, 2004
				Revisions/ Discoveries
Category	Tonnes	Copper	Production		Tonnes	Copper
	(000's)%		(000's)	(000's)	(000's)%
Mineral Reserves
Proven	54,760	0.40	(12,930)	(650)	41,180	0.40
Probable	309,171	0.33	(16,682)	9,032	301,521	0.33

Total	363,931	0.34	(29,612)	8,382	342,701	0.34

Mineral Resources (in addition to Mineral Reserves)
Measured	5,654	0.28	—	(401)	5,253	0.28
Indicated	246,898	0.27	—	(7,162)	239,736	0.27

Total	252,552	0.27	—	(7,563)	244,989	0.27

Inferred	41,700	0.32	(785)	1,085	42,000	0.33

        Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported as percent total copper using an average 0.08% recoverable copper cut-off and include all stockpiled material above the cut-off grade. The assumed metal price was $0.90 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using a 0.08% recoverable copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior pit outline. Inferred resources were estimated for material contained in both pit designs.

        At planned operating rates, the proven and probable mineral reserves are equal to approximately 10 years of production. The mineral reserves decreased by 21.2 million tonnes due to mine production of 29.6 million tonnes and positive reserve adjustments of 8.4 million tonnes due to a revised reserve estimation model and additional diamond drill information.

Corporate

Exploration

        Exploration is conducted worldwide with the focus consisting of nickel and platinum group metals.

        The Falconbridge exploration group is organized around four activities:

  •
  exploration support for existing operations;

  •
  project and business development support;

  •
  worldwide "greenfield" exploration and project generation; and

  •
  technical support, technology and mineral reserve/resource estimation and reporting.

        The mandate of the exploration group for Falconbridge is to:

  •
  add mineral reserves at the existing operations;

  •
  add new low cost nickel and platinum group metal mineral reserves through exploration or acquisitions to enable Falconbridge to pursue profitable growth;

  •
  ensure that technological advances in exploration methodology are used to improve efficiency; and

  •
  conduct safe and environmentally responsible exploration.

        Exploration in support of existing operations in Canada is conducted from offices in Sudbury, Kidd Creek mine and from a field office at the Raglan site. Greenfield exploration in North America is conducted from an office in Laval, Quebec. International Greenfield exploration is conducted from the Corporation's Toronto office and from offices in Brisbane, Australia and Belo Horizonte, Brazil. Administration, accounting, legal and technical support is provided from the Toronto corporate office.

        At December 31, 2004, Falconbridge had a permanent exploration staff of 51, including 41 geologists and geophysicists.

        Falconbridge's exploration expenditures, excluding capitalized expenditures, for the years ended December 31, 2004 and 2003 and its planned exploration expenditures for 2005 are as follows:

	2005	2004	2003
	(Planned)	(US$ millions)
Support of core operations in Canada	15	13	13
Exploration projects in North America	3	2	3
Exploration projects outside North America	7	5	7

Total	24	20	23

  Sudbury Operations

        The Sudbury area is one of the world's largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, the Corporation has large property holdings covering favourable geology of the Sudbury Igneous Complex.

        Exploration during 2004 has added to the mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1100 to 1600 metres. On March 11, 2004, the Corporation announced that it would proceed with an underground definition program at Nickel Rim South. The five-year program commenced immediately with production expected to start in 2009. Inferred resources at Nickel Rim South consist of 13.4 million tonnes grading 1.8% nickel, 3.3% copper, 0.04% cobalt, 0.8 grams per tonne gold, 1.8 grams per tonne platinum and 2.0 grams per tonne palladium.

        The Corporation spent $12.9 million in 2004 on exploration in support of the Sudbury Operations and plans to spend $9.9 million in 2005. In addition, diamond drilling and other exploration was carried out on certain of the Corporation's properties by option and joint venture partners, who also have exploration programs planned for 2005.

  Raglan

        The annual exploration program in 2004 resulted in the discovery of approximately 1.9 million tonnes of mineral resources at Zone 3, Zone 5-8, West Boundary, Donaldson and East Lake. This total is double the current annual production rate at Raglan. Production in 2004 totaled 935,000 tonnes.

        The Corporation spent $9.1 million ($5.3 million after Quebec tax credits) in 2004 in support of the Raglan operation and plans to spend $9.0 million ($5.3 million after Quebec tax credits) in 2005.

  Kidd Creek Operations

        Exploration support for the Kidd Creek Operations in 2004 broadened to within 200 kilometres of the Corporation's core infrastructure in Timmins as several agreement initiatives with junior partners took effect. These initiatives led to additional regional airborne geophysical surveys being flown, aimed at generating and evaluating high quality electromagnetic targets, and included work aimed at evaluating regional nickel-copper as well as copper-zinc potential.

        Ongoing exploration at the Kidd Creek mine is focused on targets near underground infrastructure identified through a re-compilation of all mine data using three-dimensional computer modeling technology. Funding was partially provided by the Kidd operating budget.

        The Corporation spent US$165,000 on its Regional and Kidd Mine exploration program in 2004 and plans to spend approximately US$100,000 in 2005. Regional exploration programs are supplemented by additional funds supplied through joint venture initiatives with other companies.

  Greenfield Exploration

        Greenfield exploration activity for nickel sulphide and platinum group metals ("PGMs") extends worldwide. The preferred exploration target is a high-grade deposit with significant by-product credits. Joint venturing to spread risk and cost and to increase the level of focused activity is a continuing strategy. Falconbridge and Impala Platinum Holdings Limited have formed a strategic alliance to jointly explore for PGMs. Under the terms of this five-year agreement, Falconbridge will conduct grassroots exploration for new high quality PGM projects worldwide.

        Efficiencies continue to be realized by cost sharing arrangements with Noranda with respect to several offices. In addition to the exploration programs at the Corporation's current operations, exploration projects are in progress in Canada, Africa, Australia, Brazil and Norway.

        In the Espedalen area, 180 kilometres north-northwest of Oslo, Norway, diamond drilling has resulted in the greenfields discovery of significant new nickel sulphide mineralization referred to as the Stormyra discovery. Diamond drill hole ES2004-08 intersected 2.7m of 2.07% Ni and 1.20% Cu at a depth of 56m. It is located approximately 200m along strike from drill hole ES2004-09 which intersected 14.6m of 1.73% Ni and 0.77% Cu at a depth of 93m. Diamond drilling will resume during Q1, 2005. This is a joint venture with Blackstone Ventures Inc.

  Environment, Health and Safety

        The Falconbridge exploration group emphasizes safe and environmentally sensitive exploration practices. Falconbridge ensures that field crews are trained in safety practices for remote areas by providing specific field safety training courses. In addition, the Corporation is a founding partner of the Environmental Excellence in Exploration (E3) manual for best practices developed by the Prospectors and Developers Association of Canada. The company utilizes the E3 manual as its in-house environmental guide.

  Koniambo Project, New Caledonia

        Work continued throughout the year on the Koniambo ferronickel project in the Northern Province of New Caledonia, near the provincial capital of Koné. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest-grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

        In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. By signing its joint-venture agreement with SMSP, Falconbridge became SMSP's approved industrial partner under the Bercy Accord, with titles to the Koniambo orebody held in escrow until the conditions of the Bercy Accord are met. Upon satisfaction of the conditions in the Bercy Accord, SMSP and Falconbridge are to receive a 51% and 49% interest, respectively, in the project. The two conditions precedent are: i) the completion of a positive technical study, and ii) firm orders of $100 million related to the project. These conditions must be met before the expiry of the Bercy Accord on January 1, 2006.

        The Bankable Feasibility Study ("BFS") on the Koniambo ferronickel project in New Caledonia has now been completed.

        The BFS has increased the level of project definition, with engineering increasing from approximately 10% to 25%. Substantial analysis has been completed on many aspects of the project and included extensive third-party reviews. The project scope has remained essentially unchanged, with the work performed in the pre-feasibility study validated through the completion of the BFS. The costs of the inputs have increased primarily as a result of changes in foreign currency exchange rates, and increased service and raw materials costs. As a result, the estimated capital cost of the project has increased to $2.2 billion. Working capital, cost escalation from 2004 to start-up, financing and arrangement fees and interest costs, for a total of approximately $500 million of other costs, are not included in the $2.2 billion. This cost estimate compares with a pre-feasibility estimate of $1.6 billion (in 2002 dollars). Estimated operating costs have increased to $1.65/lb., from $1.27/lb.

        The capital cost of $2.2 billion includes the construction of a $600 million power station with an installed generating capacity of 390 MW. The remaining $1.6 billion relates to the metallurgical plant, mine development, and other infrastructure such as the port and road facilities.

        With the bankable feasibility study completed, the Corporation, with its partner SMSP and the French government, is focused on finalizing the financing structure for this project. The implementation approach to this project continues to be assessed, with earliest possible production start-up of 2009.

        If developed, Koniambo would be one of the largest nickel producers in the world with initial production of 60,000 tonnes per year. In addition, future expansion could take advantage of the large resource base, which has an estimated life in excess of 50 years.

  Business Development

        The business development group assesses new business opportunities worldwide with the focus on nickel, platinum group metals and advanced copper projects.

  Technology

  Exploration Technology

        Falconbridge participates in a number of exploration research projects designed to decrease the cost of mineral exploration. Projects cover the areas of geophysics, geology, geochemistry and remote sensing.

        The Corporation is involved in alliances to improve application of electromagnetic, magnetic and gravity surveys for both massive nickel deposits and massive copper-zinc deposits. The Corporation is participating in research to develop geochemical methods to detect orebodies through cover such as exists in the Abitibi belt in Ontario and Quebec. Innovative remote sensing techniques are aiding in the detection of nickel mineralization in the far north of Canada.

  Metallurgical Technology

        Falconbridge has metallurgical technology facilities at the Falconbridge Technology Centre in Sudbury and the Nikkelverk refinery. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feeds, to improve nickel, copper and cobalt products and to develop environmentally sustainable production technologies. The results are shared between the Corporation and Noranda.

        The primary focus at the Technology Centre is on developing new technologies for Falconbridge and Noranda in hydrometallurgy and pyrometallurgy for nickel laterites and nickel and copper sulphides. The majority of the technical support is provided to the Nickel business unit of Falconbridge. Other business units receive support on an as-needed basis. Pilot plant facilities for metallurgical testing are located at Sudbury, the Nikkelverk refinery, Kidd Creek Metallurgical site and at Lomas Bayas. A financial structure is in place to fully recover the project costs incurred by an operating site or corporate entity directly according to the resources provided by Falconbridge and/or Noranda.

        Expenditures on research and process development for the years ended December 31, 2003 and 2004 were $13.0 million and $12 million, respectively.

  Employees

        At December 31, 2004, Falconbridge employed approximately 5,424 people, including 3,096 in Canada, 1,397 in the Dominican Republic, 457 in Norway, 377 at Lomas Bayas in Chile and 97 in other countries. In addition, Collahuasi, which is 44% owned by Falconbridge employs 388 people in Chile.

        Falconbridge is a party to collective agreements with unions representing employees at a number of its operations, as described below:

Operation	Employees Represented	Expiry Date
Sudbury Operations	Production and maintenance (National Automobile, Aerospace, Transportation and General Workers of Canada ("CAW"))	January 31, 2007
	Office, clerical and technical (United Steelworkers of America)	February 28, 2007
Kidd Metallurgical Division	Production and maintenance (CAW)	September 30, 2005
Raglan	Production and maintenance (Syndicat de Métallos (FTQ), United Steelworkers of America)	April 30, 2006
Nikkelverk	Substantially all groups	May 31, 2006
Falcondo	Production and maintenance	November 30, 2005
Collahuasi	Production	June 30, 2007
Lomas Bayas	Production (Unionized)	April 30, 2006
	Production (Non-Unionized)	June 30, 2006
	Supervisory, Technical, Professional, Administrative*	June 30, 2006

*
The Supervisory, Technical, Professional and Administrative employees at Lomas Bayas are not represented by a union but have historically acted collectively when renegotiating their individual contracts of employment.

        All other Falconbridge employees, including those at the Kidd Mining Division, are not represented by a union.

PRINCIPAL PRODUCTS

        Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid.

        Production, consumption and inventory data relating to Falconbridge's principal products, end-uses of its products and the global markets for those products have been derived from a number of sources:

        Nickel:    Production, consumption and inventory statistics are based on Falconbridge estimates using available information.

        Stainless steel:    Production statistics are based on Falconbridge estimates using available information.

        Copper:    Production, consumption and inventory statistics are based on data published monthly by Brook Hunt.

        Zinc:    Production, consumption and inventory statistics are based on Noranda estimates using available information.

        Average LME and Comex settlement prices for nickel, copper and zinc, and average prices for cobalt and other metals and products, are based on data published in Metal Bulletin or Metals Week.

        Although Falconbridge believes that the published data reported in this annual information form, and the other information that formed the basis of its estimated statistical data described above, is accurate, Falconbridge makes no representation as to the completeness, accuracy or currency of such information. In particular, although data concerning the metals and stainless steel markets in the CIS, the People's Republic of China and other Eastern Bloc countries have become more readily available in recent years, historical statistics in those markets tend to be less complete and, as a result, estimates based thereon are susceptible to variation. Statistics for 2004 and estimates for 2005 contained in this annual information form are based on information available as at March 24, 2005.

Nickel

        Nickel is a metal with characteristics of corrosion resistance, high strength over a wide range of temperatures and high ductility. The principal uses for nickel are stainless steel, nickel-based alloys, electroplating, low alloy steel, foundry products and copper-based alloys, as well as miscellaneous uses such as batteries and catalysts.

        Falconbridge sells a wide range of nickel products, which satisfy almost all end-uses. Falconbridge produces a number of high purity forms of nickel at its Nikkelverk refinery, including full plate cathode, cut cathode, SUPERELECTRO™, crowns, D-crowns, microcrowns and D-microcrowns. It also produces a ferronickel cone product at Falcondo.

        In 2004, Falconbridge sold nickel and ferronickel to customers in 31 countries. The largest markets for these products are Western Europe, the United States and Asia/Pacific, which in 2004 accounted for approximately 47%, 24% and 29%, respectively, of total nickel sales.

        There were 32 refined nickel producers of a significant size worldwide in 2004. RAO Norilsk Nickel and Inco Limited were the first and second largest producers, respectively in 2004. Falconbridge believes that it was the third largest, accounting for approximately 8% of refined nickel production. Other major primary producers are Sté Eramet-SLN, BHP Billiton Plc, WMC Limited, Sumitomo Metal Mining Co. Limited, OM Group Inc., Pacific Metals Company Limited, and Jinchuan Group Limited. Falconbridge believes that it was the third largest integrated producer of ferronickel in the world in 2004, after Sté Eramet-SLN and BHP Billiton Plc.

        After moving above the $4.00/lb. level in the second half of 2003, the nickel price continued to rise and peaked at $8.06/lb. in early January of 2004. For the balance of the year, nickel prices remained volatile, oscillating within a range of $4.78/lb. to $7.53/lb., breaking the trend of the previous decade when the nickel price managed to stay above the $4.00/lb. level only briefly. The average LME settlement price for 2004 was $6.27/lb., 44% above the average price of $4.37/lb. for 2003.

        The surge in nickel prices was driven by constrained supply of both primary nickel and stainless steel scrap and strong demand from the stainless-steel sector, particularly in China. Stainless steel production grew an estimated 8% in 2004. Strong market fundamentals were further supported by investment-fund interest and activity. A continued strengthening of the global economy bolstered other nickel end-use sectors as well, including the high-performance nickel alloys used in jet-engine turbines.

        By the start of summer, already low LME nickel inventories fell to critical levels just below 8,000 tonnes. High prices and tight availability caused Chinese traders and consumers to begin de-stocking and also resulted in increased quantities of stainless-steel scrap appearing on the market. Some stainless steel producers, particularly in Asia, shifted their production focus onto ferritic grades of stainless steel and/or grades with lower nickel content. This action alleviated the pressure on a tight primary nickel supply and caused the forecast deficit for 2004 to be reduced to 5,000 tonnes from an initial forecast of 25,000 tonnes. LME inventories began to reflect this increased availability, as a steady trickle of small warehouse deposits brought the exchange stocks back up to 20,898 tonnes by the end of the year. At December 31, 2004, LME nickel inventories had declined by 3,180 tonnes from the beginning of the year.

        World nickel production, consumption and the resulting supply-demand balance for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003[1]	2002[1]
	(thousands of tonnes)
World refined nickel production	1,294	1,215	1,184
Less world refined nickel consumption	1,299	1,280	1,200

Surplus (deficit)	(5)	(65)	(16)

Note:

        1 Information received after the date of Falconbridge's 2003 Annual Information Form resulted in changes to these figures.

        Current nickel-market fundamentals project a tight market again in 2005, with an expected deficit of 10,000 tonnes. Nickel production is set to increase. However, with no major new projects expected to come on-stream until 2006, supply will remain constrained. On the demand side, stainless steel production growth is forecast at 6.3%, while the high-nickel-alloy market is also expected to grow at an accelerated rate. As stainless-steel scrap volumes have been drawn down, the availability of scrap is not anticipated to keep pace with new production. In China, rising nickel imports point to consumer restocking and improved demand. Given the continued outlook for strong nickel demand versus a backdrop of supply-side constraints and low inventories, the nickel price likely will remain volatile within a historically high range. Nickel prices should remain well supported, as the market remains vulnerable to supply-side disruptions.

        Falconbridge's production and purchases, sales of nickel in all forms, and the changes in Falconbridge's inventory of nickel for the years ended December 31, 2004, 2003 and 2002, were as follows:

	2004	2003	2002
	(thousands of tonnes)
Production and purchases	101.2	104.8	92.3
Sales	100.5	106.3	92.8

Increase (decrease) in inventory	0.7	(1.5)	(0.5)

Closing inventory	10.6	9.9	11.4

        In the nickel market, the LME settlement price is the benchmark for negotiating with customers. Premiums above the LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and current availability of the desired product. The highest premiums are generally secured from the plating industry for Falconbridge crown products. While the LME settlement price is a reference price when negotiating ferronickel prices, the availability of external scrap and the value of iron credits also impact the outcome of price negotiations.

        The average LME settlement prices and the average prices realized by Falconbridge for nickel for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Average nickel prices
	2004	2003	2002
	(US$ per pound)
Average LME settlement price	6.28	4.37	3.07
Average price realized by Falconbridge:
Nickel	6.40	4.40	3.14
Ferronickel	6.37	4.20	3.16

        The LME settlement price for nickel on December 31, 2004 was $6.90 per pound.

Copper

        Copper is utilized in a number of major industry sectors, including building, construction, electrical and electronics, industrial machinery, transportation and consumer products. The primary use of copper is for electrical and electronic applications across all industry sectors because of copper's excellent electrical conductivity, durability, malleability and resistance to corrosion.

        Falconbridge is not a major supplier of copper, accounting for less than 2% of total World refined production in 2004 The Kidd Metallurgical Division's copper production is marketed and sold throughout the world by Noranda. In Europe, all of the copper cathode produced at the Nikkelverk refinery is marketed and sold by Falconbridge. In Chile, Falconbridge operates the 100% owned Lomas Bayas copper mine, and has a 44% equity interest in the Collahuasi copper operation. Lomas Bayas contributed 62,041 tonnes of refined copper cathode for 2004. Total 2004 production at Collahuasi was 480,976 tonnes of contained copper (payable copper was 466,173 tonnes), mainly in the form of concentrate, which is sold by Collahuasi's marketing department. Falconbridge's proportionate share of this production was approximately 211,629 (payable copper 205,116 tonnes).

        Approximately 45% of Falconbridge's 2004 combined refined copper and copper in concentrate sales were to customers in North America, 27% to customers in Europe and the balance to customers in Japan, Taiwan and South America.

        World refined copper production and consumption and the resulting supply/demand balance for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004[1]	2003[2]	2002[2]
	(thousands of tonnes)
World refined copper production	15,893	15,274	15,350
Less world refined copper consumption	16,936	15,578	14,903

Surplus (deficit)	(1,043)	(304)	447

Notes:

1
Statistical information on copper is published monthly by Brook Hunt.

2
Information received after the date of Falconbridge's 2003 Annual Information Form resulted in changes to these figures.

        In 2004, the copper market was characterized by extraordinarily strong global consumption growth that, despite supply growth, caused the supply/demand deficit to exceed one million tonnes. Global copper consumption is forecast to have grown a hefty 8.7%, as Western consumption staged a recovery. Chinese consumption growth, having receded from the previous year, still grew at a very robust 18% year over year.

        During the first few years of the decade, when prices were significantly lower, copper producers exhibited discipline and curtailed copper mine and refinery output. However, the rapid rise in copper prices, which began in late 2003, has led to the restart of de-activated production as well as the emergence of new brownfield and greenfield projects. Copper mine production rose sharply in 2004, spurred by the combination of mine restarts and expansion projects. An estimated 865,000 tonnes of additional mined production entered the market in 2004, mostly from brownfield expansions. Despite the increased mine production, refinery utilization rates still were constrained at around 85%, as a significant portion of the additional mined production was absorbed into concentrate pipelines and smelter stock replenishments.

        Despite the increases on the supply side, the strong demand for copper metal outpaced the additional supply, forcing consumers and merchants to draw down physical stocks and exchange stocks in order to fulfill their needs. By year-end LME Exchange stocks decreased 384,000 tonnes to 49,000 tonnes. Total LME, Comex and Shanghai exchange stocks decreased by 672,000 tonnes over the course of the year.

        After breaking through the $1.00/lb. level at the end of 2003, the copper price continued to rise steadily, reaching a high of $1.41/lb. in early April. Copper prices then retracted to the $1.20-$1.30/lb. range until late September, after which they regained momentum, rising to a high of $1.49/lb. at year end. The average LME cash-settlement price for 2004 was $1.30/lb., 60% above the average price of $0.81/lb. in 2003.

        As a result of the higher prices, global copper mine production is forecast to increase a further 1.6 million tonnes in 2005, with continued ramp-up of brownfield expansions and the commissioning of a number of greenfield projects. With supply pipelines replenished and improved concentrate availability, global refined metal production is also forecast to increase 1.6 million tonnes. As global economic growth is projected to ease slightly in 2005, the growth in copper consumption is forecast to slow to 4.4%, reflecting moderating demand in China and the United States. The projected market deficit is currently 170,000 tonnes for the year, significantly less than in 2004. But copper prices can be expected to remain at historically high levels while the supply/demand deficit is projected to persist in 2005.

        Falconbridge's copper is sold on the basis of the Comex High Grade settlement price in North America and the LME Grade A settlement price in Europe and the Far East. The average Comex High Grade and LME Grade A settlement prices and the average prices realized by Falconbridge for copper for the years ended December 31, 2004, 2003 and 2002, were as follows:

	Average copper prices
	2004	2003	2002
	(US$ per pound)
Average Comex High Grade settlement price	1.29	0.81	0.72
Average LME Grade A settlement price	1.30	0.81	0.71
Average price realized by Falconbridge	1.32	0.82	0.72

        The Comex High Grade and LME Grade A settlement prices for copper on December 31, 2004 both were $1.49 per pound.

Zinc

        Zinc, like copper, is used in a wide range of industries. Its major use, accounting for approximately 47% of total World consumption, is for galvanizing steel, which is sold to the automobile and construction industries. Galvanizing consists of coating steel with zinc to protect the steel from corrosion. Other applications include the production of die cast alloys used to manufacture precision machine parts, brass alloys used to manufacture a wide range of industrial parts and household hardware, chemicals and zinc dusts used in the manufacture of pigments and rubber tires.

        Falconbridge is not a major supplier of zinc, accounting for approximately 1% of total World refined production in 2004. In 2004, Falconbridge sold 100% of its zinc production in North America. Falconbridge's zinc production is marketed and sold by Noranda.

        World refined zinc production and consumption and the resulting supply/demand balance for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003[1]	2002[1]
	(thousands of tonnes)
Total World refined zinc supply	9,990	9,844	9,669
Less World refined zinc consumption	10,196	9,669	9,350

Surplus (deficit)	(207)	175	319

Note:

1
Information received after the date of Falconbridge's 2003 Annual Information Form resulted in changes to these figures.

        Zinc LME prices rose 25% during 2004, ending at the year's high of 57.6c/lb. The 2004 average was 47.5c/lb. In 2004, prices rose due to the weakening US Dollar and bullish sentiment for metals and other commodities. LME stocks were drawn down some 112,000 tonnes to 628,600 tonnes, mainly during the fourth quarter.

        While 2004 smelting capacity continued to expand, principally in China, actual refined zinc production increased by less than 2%, being constrained by tight concentrate supplies. Due to the latter, treatment charges remained low. In 2004, zinc demand remained strong in China, rising by approximately 14%. China became a net importer in terms of total zinc concentrate and metal. US consumption was robust. Overall, growth in zinc consumption in 2004 was a healthy 5.5%. SHG slab premiums increased, finishing the year at 4.5-5.0 cts./lb. In 2004, world refined zinc was estimated to be in deficit by 207,000 tonnes, following three years of surpluses

        Expectations are that 2005 and 2006 will also experience deficits of zinc metal of more than 440,000 tonnes combined, as Asia continues as the main engine of consumption, against a backdrop of constrained mine supply. London Metal Exchange stocks will correspondingly be depleted to less than 5 weeks of consumption.

        Falconbridge's zinc is sold on the basis of the LME Special High Grade settlement price. The average LME Special High Grade settlement prices and the average prices realized by Falconbridge for zinc for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Average zinc prices
	2004	2003	2002
	(US$ per pound)
Average LME Special High Grade settlement price	0.48	0.38	0.35
Average price realized by Falconbridge	0.51	0.41	0.39

        The LME Special High Grade settlement price for zinc on December 31, 2004 was $0.58 per pound.

Cobalt

        Cobalt is a metal used in the production of high temperature and wear-resistant alloys, in magnetic alloys and as the binder in diamond tools and tungsten carbide. It is also used in various chemicals for the production of catalysts, pigments, batteries and other miscellaneous products.

        Falconbridge markets and sells its cobalt production principally in the United States, Europe and Japan.

        The start of 2004 saw a further, strong recovery in the cobalt price as the late 2003 surge carried over, with prices for high-grade material at or above US$25.00/lb for the first half of the year. Prices were supported by strong demand from the battery sector, with growth primarily powered by cobalt containing lithium ion batteries. Higher cobalt prices eventually led to some price sensitive substitution in this sector. The second half of 2004 saw a steady decline in prices to $18.00/lb as the seasonal summer slowdown persisted. This softening of prices was attributed primarily to a build up of inventories at battery manufacturers in Japan. Japanese consumers over-estimated cobalt demand growth for 2004 and, in anticipation of tight supplies, committed to high levels of contracted off-take for the year. Continued growth in Chinese cobalt supply arising from imports of low grade intermediate feeds from the Democratic Republic of Congo, accentuated the impact of declining Chinese consumption in the second half of 2004. The result was a small supply side surplus of approximately 430 tonnes at the end of 2004.

        The supply/demand prospects for cobalt for 2005 are anticipating a balanced market. Global demand is forecast to grow 6.0%, reflecting a strong recovery in super-alloy demand for turbine engine manufacture for aviation and power generation, and a resumption of demand growth in China. New production from the Coral Bay project in the Philippines, and moderate supply growth from low grade intermediate feeds processed in China, will help supply keep pace with demand. Downward price movement is expected to extend into first quarter 2005, and until such time as inventories at battery manufacturers in Japan fall to normal levels.

        The Metal Bulletin average prices, 99.8% low and 99.3% low (which are important as the industry reference prices), and the average prices realized by Falconbridge for cobalt for the years ended December 31, 2004, 2003 and 2002, were as follows:

	Average cobalt prices
	2004	2003	2002
	(US$ per pound)
Metal Bulletin average price (99.8% low)	23.67	10.30	6.96
Metal Bulletin average price (99.3% low)	22.35	8.94	6.76
Average price realized by Falconbridge	22.48	9.42	7.02

        The Metal Bulletin average prices, 99.8% low and 99.3% low, for cobalt on December 31, 2004 were $18.60 and $17.60 per pound, respectively.

Other Metals and Products

        Other metals and products produced and sold by Falconbridge include silver, gold, platinum group metals, cadmium, indium and sulphuric acid.

        Falconbridge's Nikkelverk refinery treats the silver, gold and platinum group metals contained in the matte produced by the Sudbury Operations and in the custom feed from other sources. The annual revenues from sales of the silver, gold and platinum group metals produced at the Nikkelverk refinery for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
	(US$ thousands)
Sudbury ore	26,665	36,043	26,397
Raglan ore	31,487	26,367	24,737
Custom feed and purchased metal	40,894	24,370	23,466

Total	99,046	86,780	74,600

        In addition in 2004, the Kidd Metallurgical Division produced anode slimes containing 3.9 million ounces of silver, which are toll refined by Noranda or other companies and returned or sold in the open market.

        Cadmium is a minor metal with a wide range of applications. Its major use, accounting for over 70% of total world consumption, is in the production of nickel cadmium batteries. Other uses include the manufacture of paint pigments, coatings, plastics and alloys.

        Another minor metal, indium, is recovered from the smelter dust at the Kidd Metallurgical Division. Indium's end uses include consumer electronics such as flat bed display devices and semiconductors, window glass coatings, windshield coatings for cars and aircraft, and bearings.

        Sulphuric acid is used in the manufacture of fertilizer, synthetic fibres, pigments, explosives, plastics, rubber and catalysts. Sulphur dioxide gas is a by-product of Falconbridge's smelting and refining operations. Most of the sulphur dioxide gas produced at the Corporation's Canadian smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with limits on the quantity of sulphur dioxide which can be emitted from Falconbridge's smelters and refineries (See "Environment, Safety and Health — Environment — Air, Water and Soil Quality"). Canadian sulphuric acid production accounts for approximately 90% of Falconbridge's total production and is purchased for resale in North America by a subsidiary of Noranda. The balance of Falconbridge's sulphuric acid production is from the Nikkelverk refinery and is sold in Europe.

Sales Volumes, Average Prices and Revenue

        Falconbridge's sales volumes by product (including purchased material) for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Nickel (tonnes)	71,598	79,131	71,327
Ferronickel (tonnes)	28,936	27,133	21,446
Copper — metal (tonnes)	226,863	259,380	270,831
— metal in concentrate (tonnes)	179,306	134,426	142,028
Zinc — metal (tonnes)	119,535	98,628	145,411
— metal in concentrate (tonnes)	15,724	11,964	3,007
Cobalt (tonnes)	3,648	3,401	2,932
Gold (ounces)	97,210	155,919	50,311
Silver (thousand ounces)	4,458	5,725	4,490
Platinum (ounces)	52,732	52,175	47,112
Palladium (ounces)	133,271	166,234	97,434
Rhodium (ounces)	6,344	7,443	5,942
Cadmium (tonnes)	345	349	493
Indium (ounces)	541,236	328,403	880,878
Sulphuric acid (tonnes)	847,923	859,269	972,325

        The average prices, by product, and the average exchange rates realized by Falconbridge for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
	(US$ per pound, unless otherwise indicated)
Nickel	6.40	4.40	3.14
Ferronickel	6.37	4.20	3.16
Copper metal	1.32	0.82	0.72
Zinc metal	0.51	0.41	0.39
Cobalt	22.48	9.42	7.02
Gold (per ounce)	386	369	312
Silver (per ounce)	6.51	4.80	4.61
Platinum (per ounce)	841	682	526
Palladium (per ounce)	231	196	338
Rhodium (per ounce)	891	497	791
Cadmium	0.43	0.39	0.23
Indium (per ounce)	20.32	4.29	2.43
Average exchange rate realized US$1.00 = Cdn.$	1.31	1.42	1.56

        The revenues by product received by Falconbridge for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Year ended December 31,
	2004 Amount	%	2003 Amount	%	2002 Amount	%
	($ millions)		($ millions)		($ millions)
Nickel	1,000	33	768	37	494	32
Ferronickel	406	13	252	12	149	10
Copper	1,166	38	691	33	618	41
Zinc	144	5	100	5	125	8
Cobalt	180	6	71	3	45	3
Palladium	31	1	35	2	33	2
Other(1)	143	4	166	8	61	4

Total	3,070	100	2,083	100	1,525	100

Note:

(1)
Includes gold, silver, platinum, rhodium, cadmium, indium and sulphuric acid.

        Nickel in all forms and copper represented 46% and 38%, respectively, of total revenues for the year ended December 31, 2004.

  Sulphuric Acid Investigation

        The United States Department of Justice convened a grand jury in 1999 to investigate possible criminal antitrust violations by Falconbridge, Noranda and other sulphuric acid producers in the United States. To the Corporation's knowledge, no decision has been made by the Department of Justice as to whether it will bring charges or close the investigation. Falconbridge denies having committed any such violations and has asserted that its actions relating to the sale of sulphuric acid during the period in question were lawful.

        In connection with this matter, class action lawsuits filed in various jurisdictions in the United States have been consolidated into the District Court in Chicago. In addition, class actions filed in state court in California have been consolidated in the San Francisco state court. Falconbridge and Noranda are vigorously defending these actions and has asserted that they are without merit.

ENVIRONMENT, HEALTH AND SAFETY

        The mining and mineral processing operations of Falconbridge are subject to extensive government regulations relating to the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling and disposal, mine reclamation and closure, and occupational safety and health. In addition to mandated environmental safeguards, Falconbridge has many initiatives to improve both the internal and external environment, such as health research, auditing and risk management programs.

  Environment

  Corporate Policies and Practices

        Falconbridge has in place a comprehensive environmental management system consisting of a sustainable development policy, codes of practice, audit frameworks, job descriptions and procedures, roles and responsibilities, employee training, public and employee reporting, emergency prevention and response, risk management and community awareness.

        All operations are guided by an Environment, Health and Safety (EHS) and Sustainable Development Operating Manual. This reference guide, endorsed by the board of directors of the Corporation and of Noranda in 2003, assists corporate, site, project managers and EHS professionals to implement the elements of the Noranda Inc./Falconbridge Limited Sustainable Development Policy.

        Falconbridge's objective is to meet or surpass environmental standards set by relevant legislation, through the application of innovative and technically-proven economic measures in advance of prescribed deadlines. In addition, Falconbridge incurs substantial waste removal and site restoration costs on an ongoing basis, which it believes will minimize future liabilities for site closure.

        Falconbridge has adopted the ISO 14001 Environmental Management System standard and is currently implementing the ISO standard into existing environmental management systems at each of its operations. To date, Falcondo, Nikkelverk, Kidd Mine, Raglan, Sudbury Smelter and Collahuasi have received ISO 14001 registration.

        Falconbridge is a participant in the Mining Association of Canada (MAC) Towards Sustainable Mining (TSM) initiative, which aims to bring all MAC members to a high level of similar reportable responsibility. Towards Sustainable Mining aligns the mining industry's interests with those of communities in which they operate. Among TSM's key indicators are external outreach, crisis communications, energy management and tailings management. Year 2004 marked the first period in which member companies were to report.

        Falconbridge, jointly with Noranda, produces an annual sustainable development report which reports on Falconbridge's

  Site Remediation and Rehabilitation

        Rehabilitation programs are continuing at all operations, including reforestation at Falcondo and rehabilitation at the Sudbury Operations. Rehabilitation research and development programs to reduce costs and to ensure closure effectiveness are being pursued. Falconbridge incurs substantial site restoration costs annually, which it believes will reduce future restoration costs. These include tailings and land reclamation, revegetation, decommissioning and demolition of plant and buildings, and waste management. Based on currently available information, preliminary closure plans, currently applicable regulations, planned annual spending on site restoration, and the remaining life of Falconbridge's mineral reserves, Falconbridge believes that its site restoration costs will be manageable and will not have a material adverse impact on its earnings or competitive position.

        Exploration properties across Canada continue to be rehabilitated and restoration continues at the Nickel Rim property. The Cam Chib site near Timmins and the Manibridge site in Manitoba will be remediated in 2005. The Marbridge site in Quebec which was rehabilitated in 2002 will continue to be monitored through 2005.

        Effective January 1, 2004 Falconbridge adopted the new accounting standard "Asset Retirement Obligations (CICA 3110)" replacing the previous site restoration accounting policy. As of January 1, 2005, with respect to Falconbridge's worldwide operations, the net present value of the asset retirement obligation is $149 million.

        In 2004 the Lockerby Mine at Sudbury was closed.

        In view of the uncertainties concerning future removal and site restoration costs, the ultimate costs to Falconbridge could differ materially from the amounts estimated by Falconbridge. Falconbridge's estimate for the future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively in the financial statements as a change in an accounting estimate.

  Air, Water and Soil Quality

        At the Raglan mine site runoff and tailings water discharge that is collected in a holding pond, treated and then released to the environment has exceeded limits for toxicity. Contributing factors for toxicity have now been identified.

        The Crown appealed the acquittal of the Corporation with respect to two charges laid under the Ontario Environmental Protection Act relating to an alleged sulphur dioxide ground level excursion at the Sudbury Smelter in June 2000. The appeal is expected to be heard on April 26, 2005.

        The Sudbury Smelter continues to maintain its sulphur dioxide emissions to levels substantially below the limits established under the Province of Ontario's Countdown Acid Rain Program Regulation. Sulphur dioxide emissions at the Falconbridge smelter were 30,212 tonnes in 2004, below the provincially regulated limit of 100,000 tonnes per year.

        In February 2002, the Sudbury Smelter was issued a new sulphur dioxide control order effective December 31, 2006 limiting annual emissions to 66 kilotonnes from the current limit of 100 kilotonnes. Hourly ground level concentrations have been limited to 0.34 ppm for sulphur dioxide emissions as of April 1, 2002.

        To further reduce emissions, a continuing program of higher degrees of concentrate roasting in smelting is in place at the Sudbury Smelter. The substantial decrease in sulphur dioxide emissions at the Falconbridge smelter is illustrated in the following table:

	Kilotonnes of sulphur dioxide per year
			Tonnes of sulphur dioxide per tonne of nickel produced
Year	Emissions	Permitted limit
1970	340.0	340	7.88
1980	123.0	154	4.04
1990	70.0	154	1.86
2000	27.7	100	0.58
2001	29.6	100	0.54
2002	38.3	100	0.66
2003	27.1	100	0.45
2004	30.2	100	0.57

        The Kidd Metallurgical Division and the Nikkelverk refinery treat almost all process gases carrying sulphur dioxide for the production of marketable sulphuric acid and liquid sulphur dioxide. Sulphur dioxide emissions at the Kidd Metallurgical Division and the Nikkelverk refinery are below regulatory limits.

        In 2001, a comprehensive soil study involving various metals was initiated by the Corporation in the community of Falconbridge near Sudbury, Ontario. This was part of a broader on-going soil testing program within the Sudbury Basin involving the Ontario Ministry of the Environment ("MOE"). In order to determine whether the metal levels detected in the soil study have any impact on human health, the Corporation is participating in a human health risk assessment for the community, in consultation with the MOE, the City of Greater Sudbury, the Sudbury Medical Officer of Health, Inco Limited and Health Canada who represent First Nations. Stakeholders are informed of the study's progress by way of a dedicated website (www.sudburysoilsstudy.com). The organizers have also held open houses to give area residents access to technical experts and to enable residents to provide feedback. The study is expected to be completed in 2005.

  Product Stewardship

        Falconbridge has an active environmental product stewardship program. This includes providing customers with advice on the safe handling of products and disposal of metal wastes and the development of the capability to accept a wide range of metal-bearing materials for recycling at its facilities. Falconbridge is conducting research into possible uses for some of its slag, a by-product of the smelting process, in commercial applications.

  New Projects

        Environmental protection and pollution prevention are priorities at all new projects. Development of the nickel laterite Koniambo project, in New Caledonia, continues to advance. The environmental impact assessment for the project has been completed and will be released to the public for comment in 2005. Community engagement continues to be a priority. Community concerns are being heard and integrated into the project planning. In late 2004, the Montcalm nickel project near Timmins, Ontario commenced production. The Montcalm Environmental Liaison Group has also been established with First Nations groups, local residents and environmental groups to address community concerns and environmental impacts related to the project. The Nickel Rim South advanced exploration project, in Sudbury, completed construction of a pipeline system that will see site drainage and process water pumped to the Sudbury Smelter for treatment. The entire site will be paved to reduce wind-blown dust and to capture water run-off. Upon closure the site paving will be removed.

  Future Regulations

        Future regulations may place lower limits on allowable emissions of all kinds, including air, water, waste and hazardous materials and spills. Also, requirements for site rehabilitation may become more demanding. Falconbridge's policies and programs of pollution prevention, continuous improvement and emphasis on innovation have enabled it to develop and implement effective and relatively low-cost measures to meet or maintain emissions below regulatory requirements.

        The toxicity of certain metals in the workplace and the environment is a continuing issue for the mining industry. New standards and intergovernmental accords are being considered by the Ontario Ministry of Labour, Environment Canada, the United States Occupational Safety and Health Administration, the American Conference of Governmental Industrial Hygienists and the Commission of European Communities. Falconbridge is not able to assess the overall financial impact of potential new standards. Falconbridge is continuing to make engineering improvements each year with a view to improving the working environment of its operations.

        The business conducted by Falconbridge has been, and may in future be, affected by changes in environmental legislation and other requirements including those related to future removal and site restoration costs. Because Falconbridge operates in many countries, both the likelihood of changes in legislation and their impact upon Falconbridge are not predictable.

Safety and Health

        Falconbridge has decreased the lost-time accident frequency from 1.19 per 200,000 hours worked in 2000 to 1.12 per 200,000 hours worked in 2004. The reportable injury frequency (a measure of compensable injuries and temporary modified assignments per 200,000 hours worked) decreased from 4.07 in 2000 to 3.54 in 2004. Safety and health policies are in place at all Falconbridge operations and safety responsibilities are part of all job descriptions, job procedures and performance reviews. Key safety priorities include emphasis on internal responsibility, joint health and safety committees and internal loss control management. Improvement programs in hazard analysis, risk assessment and emergency prevention and response are on-going.

        To recognize safety improvement at the operations annual safety awards are distributed to deserving operations. Lomas Bayas received the President's Safety Award, for the third year in a row, for achieving the lowest reportable injury frequency among large-scale operations.

        A job ergonomics program has been initiated at the Sudbury operations. The objective is to evaluate how an employee performs a task, and whether a particular task can be performed repeatedly, with the overall goal of reducing musculo-skeletal injuries. The ergonomics program will be rolled-out to all facilities. The intention is to integrate ergonomic criteria into the functional and engineering design of all new operations.

TRENDS, RISKS AND UNCERTAINTIES

Fluctuating Metal Prices and Sensitivities

        As substantially all of Falconbridge's revenues are derived from the sale of nickel, copper, cobalt and zinc, its earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals it produces. Market prices can be affected by numerous factors beyond Falconbridge's control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of Falconbridge's competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices for nickel, copper or other metals produced by Falconbridge may decline significantly from current levels. A reduction in the prices of one or more of these metals could have a material adverse affect on the value and amount of Falconbridge's reserves, business, financial condition, liquidity and operating results.

        Falconbridge's earnings are primarily sensitive to changes in metal prices, exchange rates and energy prices. The following tables illustrate the impact of a change in these variables on operating income, earnings and cash flow. The impact of a change in either variable assumes the other variables remain constant.

		Impact on
($ Millions)	Change in Realized Price ($US)	Operating Income	Earnings(a)	Cash Flow
Nickel	$0.50 per pound	70	50	65
Ferronickel	0.50 per pound	30	15	15
Copper	0.10 per pound	83	58	78
Zinc	0.05 per pound	13	9	12
Cobalt	1.00 per pound	4	3	4
Platinum and Palladium	100.00 per ounce	14	10	13
Silver	1.00 per ounce	8	5	7
Oil	1.00 per bbl	4	2	2
Exchange rate (US$ vs. Cdn$)	Cdn$0.01	4	3	4

(a)
Difference between earnings and cash flow relates to deferred tax amount

        Falconbridge periodically uses foreign exchange and options contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. The sensitivity table above reflects the impact of such currency hedges. In addition, Falconbridge may use futures and option contracts to hedge the effect of price changes on a portion of the metals it sells. The above sensitivities could accordingly be affected if such hedging programs were to be put in place.

Mining and Processing Risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

        Although Falconbridge maintains insurance to cover some of these risks and hazards to the extent available that Falconbridge believes is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

        Environmental legislation affects nearly all aspects of Falconbridge's operations worldwide. This type of legislation requires Falconbridge to obtain operating licences and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceedances.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol came into force in February of 2005. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. Compliance with these initiatives could have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution, or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or the steps to bring Falconbridge into compliance would not materially adversely affect Falconbridge's business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on Falconbridge's properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated by Falconbridge. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge's credit may be required to back up these commitments, which could affect Falconbridge's liquidity.

Labour Relations

        Collective agreements covering Falconbridge's hourly rated employees at Falconbridge's Sudbury operations, Nikkelverk operations, Collahuasi operations, Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations are currently in place. Two collective agreements will expire in 2005. The contract covering the production and maintenance employees at the Kidd Metallurgical site will expire on September 30, 2005. The contract covering the production and maintenance employees at Falcondo will expire on November 30, 2005. Collective agreements covering Falconbridge's unionized workers at Raglan, Lomas Bayas, Sudbury division, Nikkelverk and Collahuasi will expire between 2006 and 2007. Falconbridge cannot predict at this time whether it will be able to reach new agreements with these employees upon expiry of their current agreements without a work stoppage. Any lengthy work interruptions could materially adversely affect Falconbridge's business, financial condition, liquidity and results of operations.

Uncertainty of Reserve Estimates and Production Estimates

        Falconbridge's reported mineral reserves as of year-end 2004 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of its mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge's present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge's operations to be unprofitable in any particular fiscal period.

        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining mineral reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody is obtained, the reserve estimates may change significantly, either positively or negatively.

        Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge's future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Norwegian kroner, Chilean peso, Euro, Japanese yen and other exchange rates, can significantly impact Falconbridge's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at its Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred principally in U.S. dollars, although there are costs denominated in the domestic currency, while Nikkelverk's costs are incurred in Norwegian kroner. Falconbridge's consolidated financial statements are expressed in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which has materially impacted and may in the future materially impact Falconbridge's financial results. Falconbridge from time to time hedges a portion of its Canadian dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to Falconbridge's Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Interest Rate and Counter-Party Risk

        Falconbridge's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swaps changes Falconbridge's exposure to interest risk by effectively converting a portion of Falconbridge's fixed-rate debt to a floating rate. At December 31, 2004, approximately $828 million, or 58% of Falconbridge's total debt of $1,437 million, was subject to variable interest rates. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swaps. To the extent that interest rate hedges are not eligible for hedge accounting, mark-to-market changes will impact reported results of operations.

        In addition, Falconbridge's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose Falconbridge to the risk of default by the counter-parties to such arrangements. Any such default could have a material adverse effect on Falconbridge's business, financial condition and results of operation.

        Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national rating agency. As a result, Falconbridge does not anticipate that any counterparties will fail to meet their obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

Energy Supply and Prices

        Falconbridge's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond Falconbridge's control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Falconbridge's supply contracts typically provide that suppliers may be released from their delivery obligations to Falconbridge if certain "force majeure" events occur. Falconbridge's business operations could be adversely affected, including loss of production and damage to Falconbridge's plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted.

        A prolonged shortage of supply of energy used in Falconbridge's operations could materially adversely affect its business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge's costs relate to energy consumption, its earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Falconbridge's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy Falconbridge uses may increase significantly from current levels. An increase in energy prices could materially adversely affect Falconbridge's business, financial condition, liquidity and operating results.

Foreign Operations

        A large portion of Falconbridge's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        Falconbridge performs a thorough risk assessment on a country-by-country basis when considering foreign activities, and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Falconbridge will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Market Access

        Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

Production Technology

        We believe that the technology we use to produce and process metals is significantly advanced and, in part, due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Treatment and Refining Charges

        Falconbridge receives fees (treatment and refining charges) calculated in U.S. dollars for processing concentrate into refined metal. Fluctuations in these treatment and refining charges result primarily from changes in the supply of, and demand for, concentrate, finished metal and by-products, all of which are beyond Falconbridge's control. A shortage in the supply of concentrate will generally have a negative impact on the treatment and refining charges Falconbridge realizes.

Legal Proceedings

        The nature of Falconbridge's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of Falconbridge's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Falconbridge's results of operations in any future period, and a substantial judgment could have a material adverse impact on Falconbridge's business, financial condition, liquidity and results of operations.

        For a discussion of the comparability of the foregoing numbers, including discussions of discontinued operations, changes in accounting policies, significant acquisitions and major changes in the direction of the business, please see the Corporation's management's discussion and analysis for the year ended December 31, 2004 and the notes to the Corporation's financial statements for the year ended December 31, 2004, each of which is included in the Corporation's 2004 Annual Report and each of which is incorporated herein by reference.

DIVIDEND POLICY

        The Corporation views common share dividends as an important part of a shareholder's return on investment. As a result, the Corporation attempts to pay a common share dividend at all points of the economic cycle, so long as the payment does not impair the Corporation's financial position. It is expected that the common share dividend will increase or decrease to reflect the Corporation's operating results and financial position.

        The preferred shares of each series issued by the Corporation rank in priority to the common shares with respect to the payment of dividends.

DIVIDENDS	2004	2003	2002
Dividends declared — per preferred share series 1 (Cdn$)	0.08	0.08	0.08
Dividends declared — per preferred share series 2 (Cdn$)	0.74	1.47	1.47
Dividends declared — per preferred share series 3 (Cdn$)	0.86	—	—
Dividends declared — per common share (Cdn$)	0.40	0.40	0.40

CAPITAL STRUCTURE OF THE CORPORATION

        The Corporation's capital structure consists of common shares and preferred shares issuable in series. Subject to the prior rights of the holders of the preferred shares of the Corporation, the holders of common shares are entitled to receive cash dividends as and when declared by the board of directors of the Corporation and the remaining property of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The common shares carry one vote per share.

        The preferred shares series 1 were entitled to receive fixed cumulative preferential cash dividends at a rate of Cdn$0.02 per share per quarter. The preferred shares series 1 are redeemable on or at any time after March 1, 2004 for cash, at the Corporation's option, at Cdn$10.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption. The conversion privilege to convert a preferred share series 1 into a preferred share series 2 expired March 1, 1999.

        The preferred shares series 2 were entitled to receive fixed cumulative preferential cash dividends at an annual rate of Cdn$1.4688 per share until March 1, 2004. From March 1, 2004, floating adjustable cumulative preferential cash dividends payable monthly on the 12th of each month commencing with the month of April 2004 are payable. The dividend rate floats in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis. The preferred shares series 2 are redeemable at any time after March 1, 2004, in whole but not in part, at the Corporation's option, for cash, at Cdn$25.50 per share, together with accrued and unpaid dividends up to but excluding the date of redemption. Holders of preferred shares series 2, upon giving notice, had the right to convert on March 1, 2004, and have the right to convert on March 1 in every fifth year thereafter, their shares into an equal number of preferred shares series 3, subject to the automatic conversion provisions.

        The preferred shares series 3 were entitled to receive fixed cumulative preferential cash dividends payable quarterly on the first day of June, September, December and March in each year at an annual rate of Cdn$1.1452 per share. The preferred shares series 3 are not redeemable prior to March 1, 2009. The preferred shares series 3 will be redeemable on March 1, 2009 and on March 1 in every fifth year thereafter, in whole but not in part, at the Corporation's option, at Cdn$25.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption. Holders of preferred shares series 3, upon giving notice, will have the right to convert on March 1, 2009, and on March 1 in every fifth year thereafter, their shares into an equal number of preferred shares series 2, subject to the automatic conversion provisions.

CREDIT RATINGS

        The Corporation currently has the following ratings from approved rating organizations:

Approved Rating Organization	Long Term Debt	Short Term Debt	Preferred Shares
Dominion Bond Rating Service	BBB(high)	R-1(low)	Pfd-3 (high)
Moody's Investor Service	Baa3
Standard & Poor's	BBB-	A-3	P-3

        The ratings of the Corporation by Standard & Poor's ("S&P") have been linked to the ratings on Noranda since September 1999 due to Noranda's controlling interest in the Corporation and the integration of the two companies.    On September 24, 2004, S&P placed the company's ratings on CreditWatch with developing implications after Noranda announced that it had entered into exclusive negotiations with unrated China Minmetals Corp. to acquire 100% of the outstanding common shares of Noranda.

        S&P's long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        On September 27, 2004, Moody's Investors Service placed the Corporation debt ratings under review for possible downgrade. The review was prompted by the announcement by Noranda that it had entered into exclusive negotiations with China Minmetals Corp. to acquire 100% of the outstanding common shares of Noranda.

        Moody's long-term ratings are on a rating scale from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium grade obligations. Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        Dominion Bond Rating Service ("DBRS") long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category.

        The credit ratings assigned by the rating organizations are not recommendations to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES OF THE CORPORATION

        The Corporation's common shares, cumulative preferred shares series 2 and cumulative preferred shares series 3 are listed and posted for trading on the Toronto Stock Exchange ("TSX").

        The following table sets forth the price range per share and trading volume for the common shares, the cumulative preferred shares series 2 and the cumulative preferred shares series 3 for the fiscal year ended December 31, 2004.

	Common Share			Preferred Share, Series 2			Preferred Share, Series 3
2004
	Volume	High	Low	Volume	High	Low	Volume	High	Low
	(millions)	(Cdn$)		(millions)	(Cdn$)		(millions)	(Cdn$)
January	16.73	36.25	29.21	0.19	25.35	24.30	N/A	N/A	N/A
February	16.64	36.25	29.45	0.49	25.45	24.30	N/A	N/A	N/A
March	11.84	37.45	32.52	0.87	25.08	24.60	0.54	26.05	25.00
April	9.756	35.53	28.78	0.20	25.15	24.52	0.62	26.40	24.55
May	12.47	31.60	28.05	0.08	25.05	24.58	0.08	26.25	25.75
June	10.97	34.46	29.95	0.12	25.00	24.50	0.03	26.05	25.35
July	7.07	34.03	28.50	0.07	25.75	24.25	0.02	27.50	25.75
August	6.76	32.15	28.00	0.15	25.40	24.92	0.55	27.50	25.58
September	8.38	34.68	30.00	0.13	25.45	24.46	0.05	26.90	25.50
October	8.87	34.35	30.18	0.05	25.20	24.80	0.43	26.60	25.70
November	6.33	32.30	29.52	0.03	25.40	24.80	0.39	26.30	25.40
December	7.49	31.76	28.14	0.11	25.40	24.80	0.23	26.49	25.15

DIRECTORS AND EXECUTIVE OFFICERS

Directors

        Set out below are the names, committee memberships (as at the date hereof), municipalities of residence, principal occupations and periods of service of the directors of the Corporation.

Name and Municipality of Residence	Principal Occupation	Director since
ALEX G. BALOGH (2,3) Oakville, Ontario	Corporate Director	September 1989
JACK L. COCKWELL (4) Toronto, Ontario	Group Chairman, Brascan Corporation (Asset management company)	December 1995
ROBERT J. HARDING, F.C.A. (2,4,6) Toronto, Ontario	Chairman, Brascan Corporation	July 2000
DAVID W. KERR, C.A. Toronto, Ontario	Chairman of the Board, Falconbridge and Noranda	September 1989
G. EDMUND KING (2,4,5,6) Toronto, Ontario	Partner, DeCew Capital Corporation (Financial services)	June 1994
NEVILLE W. KIRCHMANN, C.A. (SA) (1,4,5) Toronto, Ontario	President, Kirchmann Holdings Ltd. (Holding company)	December 1997
MARY A. MOGFORD, ICD.D. (1,2,3,5) Newcastle, Ontario	Corporate Director	December 1995
DEREK G. PANNELL, ing, BSc, ARSM (3,4) Toronto, Ontario	President and Chief Executive Officer, Noranda	April 2001
DAVID H. RACE (1,2,3,5) Toronto, Ontario	Corporate Director	April 1994
AARON W. REGENT, C.A. Toronto, Ontario	President and Chief Executive Officer of the Corporation	February 2002
JAMES D. WALLACE, F.C.A. (1,4,5,6) Sudbury, Ontario	President, Pioneer Construction Inc. (Road construction)	January 2001

Notes:

(1)
Member of the Audit Committee

(2)
Member of the Corporate Governance Committee

(3)
Member of the Environment, Health and Safety Committee

(4)
Member of the Human Resource and Compensation Committee

(5)
Member of the Independent Directors' Committee

(6)
Member of the Pension Investment Committee

        The Corporation does not have an Executive Committee. The term of office for each director is from the date of the meeting at which he or she is elected until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is vacated before that time in accordance with the by-laws of the Corporation.

        All of the directors of the Corporation have held the respective principal occupations identified above for not less than five years, except for Mr. Cockwell, who was Co-Chairman, Brascan Corporation from February 2002 to February 2003 and President and Chief Executive Officer, Brascan Corporation prior thereto; Mr. Kerr, who was Executive Chairman, Noranda Inc. from April 2002 to February 2003, Chairman and Chief Executive Officer, Noranda Inc. from September 2001 to April 2002 and President and Chief Executive Officer, Noranda Inc. prior thereto; Mr. King, who was Deputy Chairman, Rockwater Capital Corporation from July 2002 to October 2003 and Deputy Chairman, McCarvill Corporation prior thereto; Mr. Kirchmann, who was President and Chief Executive Officer, The Princess Margaret Foundation prior to September 2003; Mr. Pannell, who was President and Chief Executive Officer, Falconbridge Limited from February 2002 to June 2002, President and Chief Operating Officer, Noranda Inc. from September 2001 to April 2002 and Vice-President, Operations, Compañia Minera Antamina prior thereto; Mr. Race, who was Chairman of CAE Inc. prior to June 1999; and Mr. Regent, who was Executive Vice-President and Chief Financial Officer, Noranda Inc. from May 2000 to May 2002, and Senior Vice-President Corporate Development, Brascan Corporation prior thereto.

Executive Officers

        In 2002, the Corporation and Noranda agreed to integrate certain of their respective management functions. As a result there are a number of officers of the Corporation who are also officers of Noranda.

        Set out below are the names, municipalities of residence, office and principal occupations of the executive officers of the Corporation.

Name and Municipality of Residence	Office	Principal Occupation
DAVID W. KERR Toronto, Ontario	Chairman of the Board	Chairman of the Corporation and Noranda
DEREK G. PANNELL Toronto, Ontario	Deputy Chairman	President and Chief Executive Officer of Noranda
AARON W. REGENT Toronto, Ontario	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation
CLAUDE FERRON Kirkland, Quebec	President, Canadian Copper and Recycling	President, Canadian Copper and Recycling of the Corporation and Noranda
JOSEPH LAEZZA Oakville, Ontario	President, Nickel	President, Nickel of the Corporation
FERNANDO E. PORCILE Santiago, Chile	President, Copper	President, Copper of the Corporation and Noranda

Name and Municipality of Residence	Office	Principal Occupation
SERGIO CHAVEZ Bonao, Dominican Republic	President and General Manager, Ferronickel Operations	President and General Manager, Falconbridge Dominicana, C. por A.
MICHAEL F. DOOLAN Mississauga, Ontario	Senior Vice-President and Chief Financial Officer	Senior Vice-President and Chief Financial Officer of the Corporation
PETER G. J. KUKIELSKI Toronto, Ontario	Executive Vice-President, Projects	Executive Vice-President, Projects of the Corporation and Chief Operating Officer of Noranda
IAN W. PEARCE Oakville, Ontario	Senior Vice-President, Projects and Engineering	Senior Vice-President, Projects and Engineering of the Corporation and Noranda
KATHERINE RETHY Toronto, Ontario	Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities	Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities of the Corporation and Noranda.
MARTIN SCHADY Mississauga, Ontario	Senior Vice-President, Business Development	Senior Vice-President, Business Development of the Corporation and Noranda
PAUL W. A. SEVERIN Oakville, Ontario	Senior Vice-President, Exploration	Senior Vice-President, Exploration of the Corporation and Noranda
JEFFERY A. SNOW Toronto, Ontario	Senior Vice-President and General Counsel	Senior Vice-President and General Counsel of the Corporation and Noranda
MICHAEL AGNEW Mississauga, Ontario	Vice-President, Technology	Vice-President, Technology of the Corporation and Noranda
RICHARD L. BURDETT Burlington, Ontario	Vice-President, Information Services and Chief Information Officer	Vice-President, Information Services and Chief Information Officer of the Corporation and Noranda
DENIS COUTURE Toronto, Ontario	Vice-President, Investor Relations, Communications and Public Affairs	Vice-President, Investor Relations, Communications and Public Affairs of the Corporation and Noranda
JOHN M. DOYLE Pickering, Ontario	Vice-President, Taxation	Vice-President, Taxation of the Corporation and Noranda
ALLEN G. HAYWARD Lively, Ontario	Vice-President, Mining of the Nickel Business Unit	Vice-President, Mining of the Nickel Business Unit of the Corporation
OLLE JOHANSSON Brussels, Belgium	Vice-President, Corporate Trading	Vice-President, Corporate Trading of the Corporation

Name and Municipality of Residence	Office	Principal Occupation
ANDRÉ JORON Markham, Ontario	Vice-President, Human Resources	Vice-President, Human Resources of the Corporation and Noranda
ROBERT TELEWIAK Oakville, Ontario	Vice-President, Environment, Health and Safety	Vice-President, Environment, Health and Safety of the Corporation and Noranda
DEAN CHAMBERS Toronto, Ontario	Treasurer	Treasurer of the Corporation

        All of the executive officers of the Corporation have held management or senior positions with the Corporation or its associated companies for the past five years except for Mr. Agnew who served as Vice-President and General Manager, Magnola Metallurgy Inc. (a subsidiary of Noranda Inc.) from February 2002 to August 2003, Vice-President and Start-Up Manager, Magnola Metallurgy Inc. from April 2001 to February 2002 and General Manager, Canadian Electrolytic Zinc, (a subsidiary of Noranda Inc.) prior thereto; Mr. Burdett, who has served as Vice-President, Information Services, Noranda Inc. since May 2000 and Business Information Systems Leader, Computer Sciences Corporation and E.I. Dupont de Nemours prior to April 2000; Mr. Couture, who has served as Vice-President, Communications and Public Affairs, Noranda Inc. since October 1999, Vice-President, Communications and Government Relations, Domtar Inc. prior to October 1999; Mr. Doolan, who was Senior Vice-President, Financial Planning, Noranda Inc. from April 2001 to July 2002 and Vice-President, Financial Planning, Nexfor Inc. prior thereto; Mr. Ferron, who was Vice-President and General Manager (Horne and CCR Divisions), Noranda Inc. from June 2002 to August 2004; Mr. Joron, who has served as Vice-President, Human Resources, Noranda Inc. since April 2001, Senior Director, Human Resources, Noranda Inc. from May 2000 to April 2001 and Vice-President, Human Resources, Hudson's Bay Company prior thereto; Mr. Kukielski who has served as Senior Vice-President, Projects, Noranda Inc. since September 2001, Engineering Manager and Commissioning Manager, Antamina Project, Rio Algom Limited prior to August 2001; Mr. Pearce who has served as Executive Project Director, Fluor Daniel Canada Inc. prior to July 2003; Mr. Porcile who has served as President, Copper, Noranda Inc. since April 2002, Vice-President Project Development, BHP-Billiton from August 2001 to March 2002, President Companía Minera Cerro Colorado Billiton from January 2000 to July 2001 and Vice-President Engineering & Development, Rio Algom Limited prior thereto; Ms. Rethy who has served as Senior Vice-President, Procurement, Logistics & Information Systems, Noranda Inc. since April 2002, Senior Vice-President, Shared Business Services prior thereto; and Mr. Schady who has served as Senior Vice-President, Noranda Inc. since 1998.

        As at December 31, 2004, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 30,238 common shares, representing less than 1% of the Corporation's outstanding common shares, and no voting securities of any subsidiary of the Corporation. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Corporation and has been furnished by the directors and executive officers individually.

AUDIT COMMITTEE

Audit Committee Mandate

        The text of the Audit Committee terms of reference (acting as its mandate) adopted by the Corporation's Board of Directors is attached hereto as Schedule "A".

Composition of the Audit Committee

        The Audit Committee of the Corporation is composed of the following four members: Neville W. Kirchmann (Chair), Mary A. Mogford, David H. Race and James D. Wallace.

        The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" as such terms are defined under Canadian and United States securities laws and stock exchange rules. In addition, the Board has determined that at least one member, Mr. Neville W. Kirchmann, the Chair of the Audit Committee, is an "audit committee financial expert" for the purposes of audit committee rules adopted by the United States Securities and Exchange Commission. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

1)    Neville W. Kirchmann

        Mr. Kirchmann was appointed to the Corporation's Board in 1997. Mr. Kirchmann acquired significant experience and exposure to complex accounting and financial reporting issues in the course of his 30 years with The Coca-Cola Company, during which time he served as President and CEO of Coca-Cola, Canada and South Africa.    Mr. Kirchmann is a Chartered Accountant (South Africa).

2)    Mary A. Mogford

        Ms. Mogford was appointed to the Corporation's Board in 1995. In her role as former Ontario Deputy Minister of Finance (Treasury and Economics), Ms. Mogford assisted the Minister of Finance in managing the fiscal, financial and related regulatory affairs of the Province of Ontario. Ms. Mogford has also served on the boards of directors of other TSX and NYSE-listed public companies since 1990, and has been a member of five audit committees during this time period.

3)    David H. Race

        Mr. Race was appointed to the Corporation's Board in 1994. Mr. Race is Chairman Emeritus of CAE Inc. where he has held a number of executive positions during his 42-year career, including the position of President and CEO, during which time as a Board member and in a senior supervisory capacity he was required to address complex financial reporting issues. Mr. Race has also been active on the boards of major public companies, including eight years on the Bank of Nova Scotia board.

4)    James D. Wallace

        Mr. Wallace was appointed to the Corporation's Board in 2001. He holds a Master in Business Administration from the University of Windsor. Mr. Wallace has been elected to the Fellowship of Chartered Accountants and is currently President and a principal of several construction and investment companies, such background contributing to his experience in performing financial statement analysis and evaluation.

Pre-Approval Policies and Procedures

        The Audit Committee has instituted a policy to pre-approve audit and non-audit services. The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services. The Audit Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditor.

External Auditor Service Fees

  Audit Fees

        Audit fees of approximately US$1,331,000 include fees and expenses for the audit of the consolidated annual statements of the Corporation and the statements of its subsidiaries, fees for quarterly reviews, fees for consent and comfort letters in connection with the Corporation's prospectus filings and fees for accounting consultations arising during the audit. Audit fees for 2003 were US$1,271,000.

  Audit Related Fees

        Audit related fees for the fiscal year ended December 31, 2004 of approximately US$189,000 include fees for the audit of the Corporation's benefit plans, French translation of the Corporation's Annual Report and other fees. Audit related fees for 2003 were US$91,000.

  Tax Fees

        Fees for tax services for the fiscal year ended December 31, 2004 were approximately US$284,000 and US$107,000 for 2003.

  All Other Fees

        Fees were approximately US$41,000 for all other services rendered for the fiscal year ended December 31, 2004. For 2003, fees for other services were US$232,000 including e-procurement systems implementation of US$223,000 and other fees of US$9,000.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        In 2002, the Corporation and Noranda agreed to merge certain of their respective management functions. As a result there are a number of officers of the Corporation who are also officers of Noranda and a number of business functions of each company are managed jointly.

        To ensure that all transactions between the Corporation and Noranda are fair and equitable, each company has adopted an Inter-Company Transactions Policy ("Policy"). This Policy sets forth the principles under which all dealings between the two companies are to be conducted including:

  •
  guidelines for the fair and equitable allocation of common costs as well as the appropriate sharing of synergy gains realized through the combination of resources;

  •
  guidelines for the handling of new business opportunities;

  •
  guidelines for the sharing of common employees and support functions and the appropriate allocation of the associated costs; and

  •
  procedures to be followed by Falconbridge management and employees to ensure all transactions with Noranda are fair and represent arms-length terms including the obtaining of market valuations and reference of specified transactions to the Independent Directors' Committee of the Corporation who ensure that the principles set forth in the Policy are adhered to and that the interests of the Corporation are protected in all dealings with Noranda.

        The Corporation has an agreement with a subsidiary of Noranda, whereby it acts as sales agent for all products, other than sulphuric acid and indium, produced by the Corporation's Kidd Creek Operations. The Corporation has also entered into a supply agreement with another subsidiary of Noranda, which will purchase and resell the Corporation's output of sulphuric acid. The Corporation also has agreements with various Noranda group companies for the purchase of custom feeds, the toll treatment of copper concentrates, blister copper and refinery slimes, and the sale of metals. The agreements with the Noranda group companies are negotiated in the best interest of the Corporation, on an arms-length basis at market terms.

        Accounts and metals settlements receivable in the Corporation's consolidated statements of financial position as at December 31, 2004 includes $42.6 million (2003 — $30.2; 2002 — $23.6 million) receivable from Noranda under the sales agreements and $nil (2003 — $13.3 million; 2002 — $6.1 million) from net purchases of material by Noranda. Accounts payable and accrued charges in the Corporation's consolidated statements of financial position includes $28 million (2003 — $35.1 million; 2002 — nil) for the purchase of materials from Noranda.

        The following amounts were paid in connection with production and marketing transactions with Noranda group companies during the years ended December 31, 2004, 2003 and 2002:

	(US$ Millions)
	2004	2003	2002
Sale of materials and technology to Noranda	$121	$98	$72
Purchase of materials from and smelting and refining fees paid to Noranda	140	159	37
Commissions and agency fees paid to Noranda	1	2	1
Net fees received relating to sulphuric acid	7	1	2

  Proposed Transactions

        On March 9, 2005, Noranda announced its intention to acquire the remaining common shares of Falconbridge. See "Three Year History — Recent Developments".

TRANSFER AGENT AND REGISTRAR

        Computershare Trust Company of Canada is the Corporation's registrar and transfer agent. The register of the transfers of the common shares and the preferred shares series 1, series 2 and series 3 are located at 100 University Avenue, 8th floor, Toronto, Ontario M5J 2Y1.

AUDITORS

        Deloitte & Touche LLP ("D&T") have prepared the audit report on the audited consolidated financial statements of the Corporation as at December 31, 2004 and 2003 and for the years then ended. D&T does not beneficially own, directly or indirectly, any of the Company's outstanding classes of securities.

MATERIAL CONTRACTS

        The only material contract entered into by the Corporation within the last year other than in the ordinary course of business, is the Support Agreement. See "Three Year History — Recent Developments".

ADDITIONAL INFORMATION

        Additional information relating to the Corporation may be found at www.sedar.com.

        Upon request to the Secretary of the Corporation at the Corporation's executive offices, BCE Place, Suite 200, 181 Bay Street, Toronto, Ontario M5J 2T3, the Corporation will provide any person with a copy of:

  (a)
  this annual information form;

  (b)
  the management information circular prepared by the Corporation in connection with its annual meeting of shareholders held on April 21, 2005;

  (c)
  any of the Corporation's unaudited interim reports to shareholders issued after December 31, 2004; and

  (d)
  any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus filed in respect of a distribution of securities of the Corporation.

        A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Corporation or any securities of the Corporation are in the course of a distribution pursuant to a short form prospectus. At any other time, any document referred to in (a) to (c) above may be obtained by security holders of the Corporation without charge and by any other person upon payment of a reasonable charge.

        Additional information including directors' and executive officers' remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities, where applicable, is contained in the management information circular prepared by the Corporation in connection with its annual meeting of shareholders held on April 21, 2005. Additional financial information is provided in the Corporation's comparative consolidated financial statements for the year ended December 31, 2004, which are included in the annual report of the Corporation for 2004.

SCHEDULE "A"
FALCONBRIDGE LIMITED
AUDIT COMMITTEE — TERMS OF REFERENCE

        The purpose of the Audit Committee shall be to assist the Board in its oversight of the integrity of the financial statements of the Corporation, of the Corporation's compliance with legal and regulatory requirements, of the independence and qualification of the independent auditors, and of the performance of the Corporation's internal audit function and independent auditors.

CHAIR

        The Board appoints or re-appoints the Chair of the Committee annually when it completes the appointments for all Board committee members following the Annual General Meeting of shareholders. In selecting the Chair, the Board takes into consideration those directors who bring background skills and experience relevant to financial statement review and analysis. The Chair shall also be "financially literate" and considered an "audit committee financial expert", as such terms are defined under applicable Canadian and U.S. regulatory requirements.

        The Chair shall provide leadership to Committee members in fulfilling the mandate set out in these terms of reference. He or she shall work with the Chief Executive Officer and the Chairman of the Board, liaising with the Secretary, in planning Committee meetings and agendas. The Chair of the Committee reports to the Board on behalf of the Committee on the matters and issues covered or determined at each Committee meeting.

RESPONSIBILITIES

        In assisting the Board in fulfilling its responsibilities relating to the Corporation's corporate accounting and reporting practices the Audit Committee shall:

1.
review and discuss with management and the independent auditors the annual audited financial statements, the quarterly financial statements, Management's Discussion and Analysis accompanying such financial statements and any other matter required to be reviewed under applicable legal, regulatory or stock exchange requirements, and report thereon to the Board;

2.
review the results of the external audits and any changes in accounting practices or policies and the financial statement impact thereof;

3.
review the Annual Information Form and report thereon to the Board;

4.
review the terms of engagement and audit plans of the external auditors and determine through discussion with the auditors that no restrictions were placed by management on the scope of their examination or on its implementation;

5.
assess management's programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting system within the Corporation;

6.
recommend to the Board a firm of independent auditors for appointment by the shareholders and report to the Board on the fees and expenses of such auditors. The Committee shall have the authority and responsibility to select, evaluate and if necessary replace the independent auditors. The Committee shall have the authority to approve all audit engagement fees and terms and the Committee, or a member of the Committee, must review and pre-approve any non-audit service provided to the Corporation by the Corporation's independent auditors and consider the impact on the independence of the auditors;

7.
enquire into and report regularly to the Board, with associated recommendations, on any matter referred to the Committee;

8.
discuss with management and the independent auditors, as appropriate, earnings press releases and any financial information and earnings guidance provided to analysts and rating agencies;

9.
discuss with management and the independent auditors, as appropriate, any audit problems or difficulties and management's response, and the Corporation's risk assessment and risk management policies, including the Corporation's major financial risk exposure and steps taken by management to monitor and mitigate such exposure;

10.
obtain and review at least annually a formal written report from the independent auditors delineating the auditing firm's procedures for reviewing internal controls and any material issues raised within the preceding five years by (i) the auditing firm's internal quality-control reviews, (ii) peer reviews of the firm, or (iii) any governmental or other inquiry or investigation relating to any audit conducted by the firm. The Committee will also review steps taken by the auditing firm to address any findings in any of the foregoing reviews. Also, in order to assess auditor independence, the Committee will review at least annually all relationships between the independent auditors and the Corporation;

11.
oversee the process for audit partner rotation by the independent auditors under applicable U.S. regulatory requirements;

12.
prepare and publish an annual Committee report in the Corporation's proxy circular;

13.
conduct an annual self-evaluation in respect of the effectiveness of the Committee;

14.
set clear hiring policies for employees or former employees of the independent auditors; and

15.
establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

        At each meeting, the Committee shall hold an in camera session without members of management present.

        The Committee shall have authority to retain such outside counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms.

        The Committee shall meet separately at least quarterly with each of management and the Corporation's independent auditors.

        The Committee shall review at least annually the adequacy of this charter and recommend any proposed changes to the Board for approval.

Committee Composition:
Three or more members, all of whom shall be independent directors under the standards of applicable stock exchange rules and pursuant to Multilateral Instrument 52-110 Audit Committees. All members shall have sufficient financial experience, financial literacy and ability to enable them to discharge their responsibilities and at least one member shall be an "audit committee financial expert" (under applicable U.S. regulatory requirements) with accounting or related financial expertise.
Quorum:	Majority of members.

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EXHIBIT 1
  TABLE OF CONTENTS
  TECHNICAL GLOSSARY
  MINERAL RESERVE AND RESOURCE ESTIMATION
  CURRENCY
  METRIC/IMPERIAL CONVERSION TABLE
  FALCONBRIDGE LIMITED
  BUSINESS OF FALCONBRIDGE
  PRINCIPAL PRODUCTS
  ENVIRONMENT, HEALTH AND SAFETY
  TRENDS, RISKS AND UNCERTAINTIES
  DIVIDEND POLICY
  CAPITAL STRUCTURE OF THE CORPORATION
  CREDIT RATINGS
  MARKET FOR SECURITIES OF THE CORPORATION
  DIRECTORS AND EXECUTIVE OFFICERS
  AUDIT COMMITTEE
  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
  TRANSFER AGENT AND REGISTRAR
  AUDITORS
  MATERIAL CONTRACTS
  ADDITIONAL INFORMATION
  SCHEDULE "A" FALCONBRIDGE LIMITED AUDIT COMMITTEE — TERMS OF REFERENCE